Encana Corporation

NOTICE OF 2011 ANNUAL MEETING OF SHAREHOLDERS AND INFORMATION CIRCULAR

ANNUAL MEETING/CALGARY, ALBERTA/APRIL 20, 2011

encana natural gas

ENCANA CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

THE HOLDERS OF COMMON SHARES OF ENCANA CORPORATION ARE INVITED TO OUR ANNUAL MEETING OF SHAREHOLDERS (THE “MEETING”)

WHEN

Wednesday, April 20, 2011
2:00 p.m. (Calgary time)

WHERE

Calgary TELUS Convention Centre
Macleod Hall, Lower Level, South Building
120 – 9 Avenue S.E.
Calgary, Alberta, Canada

WHAT THE MEETING IS ABOUT

The purposes of the Meeting are:

1.  to receive the Consolidated Financial Statements and the Auditor’s Report for the year ended December 31, 2010;

2.  to elect directors;

3.  to appoint the auditor for the ensuing year and authorize the directors to fix their remuneration;

4.	to hold a non-binding advisory vote approving the Corporation’s approach to executive compensation as described in the accompanying Information Circular; and

5.	to transact such other business as may properly be brought before the Meeting or any adjournments thereof.

WHO HAS THE RIGHT TO VOTE

You are entitled to receive notice of and vote at the Meeting, or any adjournment or postponement, if you were a holder of common shares of Encana Corporation (“Common Shares”) as at the close of business on March 8, 2011.

YOUR VOTE IS IMPORTANT

As a shareholder, it is very important that you read this material carefully and then vote your shares, either in person or by proxy, at the Meeting. To be used at the Meeting, completed proxies must be received by our registrar and transfer agent, CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7 Avenue S.W., Calgary, Alberta, Canada T2P 2Z1, by 2:00 p.m. (Calgary time) on April 18, 2011 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

The accompanying Information Circular tells you more about how to vote your Common Shares. If you have any questions, please contact our proxy solicitation agent, Phoenix Advisory Partners (“Phoenix”), toll free in North America at 1-800-503-9439 or by email at inquiries@phoenixadvisorypartners.com.

IDENTIFICATION, ENTRY AND WEBCAST

Shareholders, duly appointed proxyholders and registered guests will be requested to present government-issued or other appropriate identification prior to being permitted to enter the Meeting.

Persons who are not shareholders or duly appointed proxyholders who wish to attend the meeting as a registered guest should request permission to attend in advance of the Meeting via email to investor.relations@encana.com or by mail to Investor Relations at 1800, 855 - 2 Street S.W., Calgary, Alberta, T2P 2S5.

Only shareholders and duly appointed proxyholders are entitled to vote and participate in the business of the Meeting.

The Corporation’s authorized representatives may also inspect bags and shall be entitled to require that bags not be brought into the Meeting.

A live audio webcast of the Meeting will be available on our website at www.encana.com.

By Order of the Board of Directors of Encana Corporation,

Jeffrey G. Paulson
Corporate Secretary

Calgary, Alberta
March 9, 2011

i

ENCANA CORPORATION

INFORMATION CIRCULAR

GENERAL INFORMATION

This Information Circular is delivered in connection with the solicitation of proxies by and on behalf of the management of Encana Corporation for use at the Meeting and any adjournment or postponement thereof. In this document, “we”, “us”, “our”, “company”, “Corporation” and “Encana” refer to Encana Corporation. The solicitation will be primarily by mail, but proxies may also be solicited personally by employees and agents of Encana.

We have also retained Phoenix to solicit proxies for us in Canada and the United States at a fee of approximately C$30,000, plus out-of-pocket expenses. All expenses in connection with the solicitation of proxies will be borne by Encana.

If you have questions about the information contained in this Information Circular or require assistance in completing your proxy or voting instruction form, please call Phoenix at 1-800-503-9439 (North American toll-free) or by email at inquiries@phoenixadvisorypartners.com.

Unless otherwise stated, the information contained in this Information Circular is given as at February 28, 2011 and all dollar amounts are expressed in Canadian dollars (“C$”), except for the dollar amounts contained in the “Director Compensation” and “Statement of Executive Compensation” sections, which are expressed in United States dollars (“US$” or “U.S. dollars”), and except as otherwise stated.

VOTING INFORMATION

YOUR VOTE IS IMPORTANT – AS A SHAREHOLDER, IT IS VERY IMPORTANT THAT YOU READ THIS INFORMATION CIRCULAR CAREFULLY AND THEN VOTE YOUR COMMON SHARES, EITHER BY PROXY OR IN PERSON, AT THE MEETING.

VOTING

You may convey your voting instructions as follows:

1.	by mail;

2.	by fax;

3.	by telephone;

4.	on the Internet; or

5.	by appointing another person to attend the Meeting and vote your Common Shares for you (“proxyholder”).

You may authorize the directors of Encana who are named on the proxy form to vote your Common Shares for you at the Meeting or any adjournment or postponement thereof. A proxy form is included in this package.

The directors who are named on the proxy form will vote your Common Shares for you, unless you appoint someone else to be your proxyholder. You have the right to appoint another proxyholder. If you appoint someone else, he or she must be present at the Meeting to vote your Common Shares.

If you are voting your Common Shares by proxy, our registrar and transfer agent, CIBC Mellon Trust Company (“CIBC Mellon”), or other agents we appoint, must receive your completed proxy form by 2:00 p.m. (Calgary time) on April 18, 2011 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

Please follow the instructions below based on whether you are a Registered or Non-Registered (or Beneficial) Shareholder.

Registered Shareholders

You are a Registered Shareholder if your Common Shares are registered in your name and you have a physical (paper) share certificate.

Non-Registered (or Beneficial) Shareholders

You are a Non-Registered (or Beneficial) Shareholder if your broker, investment dealer, bank, trust company, trustee, nominee or other intermediary holds your Common Shares for you (your “Intermediary”). Non-Registered (or Beneficial) Shareholders do not ordinarily have a physical (paper) share certificate representing their Common Shares. Most shareholders are Non-Registered (or Beneficial) Shareholders and for most of you, your voting instruction form tells you whether you are a Non-Registered (or Beneficial) Shareholder.

If you are not sure whether you are a Registered Shareholder or Non-Registered (or Beneficial) Shareholder, please contact CIBC Mellon:

CIBC MELLON TRUST COMPANY
600 The Dome Tower
333 - 7 Avenue S.W.
Calgary, Alberta
Canada T2P 2Z1

TELEPHONE

1-866-580-7145 (toll-free in North America)

1-416-643-5990 (from outside North America)

FAX

1-416-643-5501

INTERNET
www.cibcmellon.com

MATTERS TO BE VOTED ON

At the Meeting, shareholders will vote on:

•	the election of directors;

•	the appointment of the auditor and the authorization of the directors to fix their remuneration; and

•	a non-binding advisory vote approving the Corporation’s approach to executive compensation as described in this Information Circular.

A simple majority (50 percent plus one) of votes cast in person or by proxy at the Meeting is required to approve each of the matters proposed to come before the Meeting.

HOW TO VOTE – REGISTERED SHAREHOLDERS

A.	IN PERSON

•	You do not need to complete or return your proxy form.

•	Prior to the Meeting, register your attendance with a CIBC Mellon representative located in the “Registration” area.

B.	BY PROXY

1.	By mail

•	Complete, sign and date your proxy form and return it in the envelope provided.

•	Please see “Completing the Proxy Form – Registered Shareholders” for more information.

2.	By fax

•	Complete, sign and date your proxy form and send it by fax to 1-866-781-3111 (toll free in Canada and the United States) or 1-416-368-2502 (outside Canada and the United States).

•	Please see “Completing the Proxy Form – Registered Shareholders” for more information.

3.	By telephone

•	Call 1-866-271-1207 (toll free in Canada and the United States) from a touch-tone phone and follow the voice instructions.

•	You will need your 13-digit control number which is noted on the back side of your proxy form.

If you vote by telephone, you cannot appoint anyone other than the appointees named on your proxy form as your proxyholder.

4.	On the Internet

•	Go to www.eproxyvoting.com/encana and follow the instructions on screen.

•	You will need your 13-digit control number which is noted on the back side of your proxy form.

5.	By appointing another person as proxyholder to go to the Meeting and vote your Common Shares for you:

•	The proxyholder does not have to be a shareholder.

•	Write the name of the person you are appointing as proxyholder in the space provided. Sign and date the proxy form and return it in the envelope provided.

•	Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

•	At the Meeting, he or she should register with a CIBC Mellon representative located in the “Registration” area.

•	Please see “Voting Information – Completing the Proxy Form” for more information.

Completing the Proxy Form – Registered Shareholders

You can choose to vote “For” or “Withhold Vote” from:

•	the election of the persons nominated for election as directors; and

•	the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditor and the authorization of the directors to fix their remuneration.

You can choose to vote “For” or “Against”:

•	a non-binding advisory vote approving the Corporation’s approach to executive compensation as described in this Information Circular.

Complete your voting instructions, sign and date your proxy form and return it in the envelope provided so it is received by 2:00 p.m. (Calgary time) on April 18, 2011 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

When you sign the proxy form, you authorize appointees David P. O’Brien and Randall K. Eresman, who are directors of Encana to act as your proxyholders and to vote your Common Shares for you at the Meeting according to your instructions. The Common Shares represented by a proxy form will be voted or withheld from voting in accordance with your instructions on any vote or ballot that may be called for at the Meeting. If you specify a choice with respect to any matter to be acted upon at the Meeting, your Common Shares will be voted accordingly. If you return your proxy form and do not indicate how you want to vote your Common Shares, your vote will be cast:

•	FOR the election of the persons nominated for election as directors;

•	FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditor and the authorization of the directors to fix their remuneration; and

•	FOR the approval, on an advisory and non-binding basis, of the Corporation’s approach to executive compensation as described in this Information Circular.

Your proxyholder will also vote your Common Shares as he or she sees fit on any other matter, including amendments or variations of matters identified in this Information Circular or that may properly come before the Meeting and in respect of which you are entitled to vote.

If you are appointing someone else to vote your Common Shares for you at the Meeting, write the name of the person voting for you in the space provided. If you are completing your proxy on the Internet, follow the instructions on the website on how to appoint someone else. If you do not specify how you want your Common Shares voted, your proxyholder will vote your Common Shares as he or she sees fit on each item and on any other matter that may properly come before the Meeting and in respect of which you are entitled to vote.

If you are an individual shareholder, you or your authorized attorney must sign the proxy form. If the shareholder is a corporation or other legal entity, an authorized officer or attorney must sign the proxy form.

If you need help completing your proxy, please contact Phoenix at 1-800-503-9439 (toll-free in North America) or by email at inquiries@phoenixadvisorypartners.com.

Changing Your Vote – Registered Shareholders

You can change a vote you made by proxy by:

•	completing a proxy form that is dated later than the proxy form you are changing and mailing it or faxing it to CIBC Mellon so that it is received before 2:00 p.m. (Calgary time) on April 18, 2011 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting; or

•	voting again by telephone or on the Internet before 2:00 p.m. (Calgary time) on April 18, 2011 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

You can revoke a vote you made by proxy by:

•	voting in person at the Meeting;

•	sending a notice of revocation in writing from you or your authorized attorney to CIBC Mellon so that it is received before the close of business (Calgary time) on April 18, 2011 or, in the case of any adjournment or postponement of the Meeting, on the business day immediately preceding the day of the adjourned or postponed Meeting;

•	giving a notice of revocation in writing from you or your authorized attorney to the Chairman of the Meeting on the day of, but prior to the commencement of, the Meeting or any adjournment or postponement of the Meeting; or

•	in any other manner permitted by law.

HOW TO VOTE – NON-REGISTERED (OR BENEFICIAL) SHAREHOLDERS

A.	IN PERSON

•	We do not have access to the names or holdings of our Non-Registered (or Beneficial) Shareholders. That means to have your Common Shares voted in person at the Meeting, you have to appoint a proxyholder. You can appoint yourself, or someone else, as proxyholder by printing your name, or the name of another person in the space provided on the voting instruction form, which you received from your Intermediary and submit it as directed. Your voting instructions, including your proxyholder appointment, must be received in sufficient time (at least one business day prior to April 18, 2011) to allow your voting instructions to be received by CIBC Mellon by 2:00 p.m. (Calgary time) on April 18, 2011 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

•	Prior to the Meeting, proxyholders should register with a CIBC Mellon representative located in the “Registration” area.

B.	BY PROXY

•	Your Intermediary is required to ask for your voting instructions before the Meeting. Please contact your Intermediary if you did not receive a voting instruction form or a proxy form in this package.

•	In most cases, you will receive a voting instruction form from your Intermediary that allows you to provide your voting instructions by telephone, on the Internet or by mail. If you want to provide your voting instructions on the Internet, go to www.proxyvote.com and follow the instructions on screen. You will need your 12-digit control number, which you will find on your voting instruction form.

•	Alternatively, you may receive a proxy form from your Intermediary which:

–	is to be completed and returned, as directed in the instructions provided; or

–	has been pre-authorized by your Intermediary indicating the number of Common Shares to be voted, which is to be completed, dated, signed and returned by you to CIBC Mellon, by mail or fax.

Changing Your Vote – Non-Registered (or Beneficial) Shareholders

You may change your voting instructions given to an Intermediary by notifying such Intermediary in accordance with the Intermediary’s instructions.

HOW THE VOTES ARE COUNTED

Each shareholder is entitled to one vote for each Common Share he or she holds as of March 8, 2011 on all matters proposed to come before the Meeting. As of February 28, 2011, there are 736,325,659 issued and outstanding Common Shares.

CIBC Mellon counts and tabulates the votes. It does this independently of Encana to make sure that the votes of individual shareholders are confidential. CIBC Mellon refers proxy forms to Encana only when:

•	it is clear that a shareholder wants to communicate with management;

•	the validity of the proxy is in question; or

•	the law requires it.

As at February 28, 2011, to the knowledge of the directors and officers of Encana, no person or company beneficially owns or controls or directs, directly or indirectly, Common Shares carrying 10 percent or more of the voting rights attached to the Common Shares.

 PURPOSES OF THE MEETING

FINANCIAL STATEMENTS

The Consolidated Financial Statements of Encana for the year ended December 31, 2010 and the Auditor’s Report thereon will be placed before the Meeting. The Consolidated Financial Statements, the Auditor’s Report thereon and Management’s Discussion and Analysis are contained in the 2010 Annual Report, which is mailed to Registered Shareholders and to Non-Registered (or Beneficial) Shareholders who have opted to receive it. The 2010 Annual Report can also be found on our website www.encana.com.

ELECTION OF DIRECTORS

Encana’s Articles of Incorporation provide that the minimum number of directors shall be eight and the maximum number shall be 17. There are currently 11 directors. The board of directors of Encana (the “Board” or the “Board of Directors”) has set the number of directors to be elected at the Meeting at 11. At the Meeting, shareholders will be asked to elect as directors the 11 nominees listed in the following table to serve until the close of the next annual meeting of shareholders, or until their respective successors are duly elected or appointed. All of the proposed nominees were duly elected as directors at the Annual and Special Meeting of Shareholders held on April 21, 2010 for a term expiring upon the close of next annual meeting of shareholders.

Majority Voting

The Board has a policy requiring that a director tender his or her resignation if the director receives more “withheld” votes than “for” votes at any meeting where shareholders vote on the uncontested election of directors. The Nominating and Corporate Governance (“NCG”) Committee will consider the resignation and make a recommendation to the Board. The Board, in the absence of special circumstances, will accept the resignation consistent with an orderly transition. The director will not participate in any Committee or Board deliberations on the resignation offer. It is anticipated that the Board will make its decision to accept or reject the resignation within 90 days of receiving any resignation. The Board may fill the vacancy in accordance with Encana’s By-Laws and applicable corporate laws.

Nominees for Election

The following tables provide the names, ages and cities of residence of all persons proposed to be nominated for election as directors of Encana, their Committee memberships, their attendance record at the Board and Committee meetings during 2010, the year in which each became a director of Encana or a predecessor company of Encana, their present occupations, brief biographies and areas of expertise of such persons, and the number of Encana securities held directly, indirectly, controlled or directed by each nominee and the number of deferred share units held as at February 28, 2011 and February 28, 2010.

Peter A. Dea Denver, Colorado, USA Age: 57 Director since: 2010 Independent
Mr. Dea has been President & Chief Executive Officer of Cirque Resources LP (a private oil and gas company) since May 2007. From November 2001 through August 2006 he was President & Chief Executive Officer and a director of Western Gas Resources, Inc. (a public natural gas company which sold in 2006 for approximately US$5.3 billion). He joined Barrett Resources Corporation (a public natural gas company which sold in 2001 for approximately US$2.7 billion) in November 1993 and served as Chief Executive Officer and director from November 1999 and Chairman from February 2000 through August 2001, prior to which time he held several managerial and geologic positions with Exxon Company, U.S.A. (a public oil and gas company).

	Areas of expertise • Energy, oil and natural gas • Energy policy • Higher education	Education • Bachelor of Arts in Geology (Western State College) • Masters of Science in Geology (University of Montana) • Harvard Business School, Advanced Management Program

Mr. Dea brings 29 years of oil and gas exploration and production experience and involvement in state and national energy policies to Encana’s Board of Directors.	Past five years of public company directorships • Western Gas Resources, Inc.	Non-profit sector affiliations • Director, Denver Museum of Nature and Science • Director, Alliance for Choice in Education • Director, Western Energy Alliance

Awards and Accomplishments
•   Named “Wildcatter of the Year” for 2010 by the Independent Petroleum Association of Mountain States
•   Rocky Mountain Oil & Gas Hall of Fame inductee in 2009
• Certified Professional Geologist

			Securities held
						Total
				Common		Common	Minimum share
	2010			Shares	DSUs	Shares/DSUs	ownership required
2010 Board/Committee membership	Overall attendance		Year	(#)(1)	(#)(2)	(#)(1,2)	(US$ value equivalent)(3)
Board	3 of 4	75%	2011	135	20,200	20,335	30,000 shares/DSUs

Corporate Responsibility, Environment, Health and Safety	1 of 1	100%	2010	135	N/A	135	($1,028,826)

Reserves	2 of 3	67%

Randall K. Eresman Calgary, Alberta, Canada Age: 52 Director since: 2006 Not Independent
Mr. Eresman has been Encana’s President & Chief Executive Officer since January 1, 2006. At the time of the merger of Alberta Energy Company Ltd. with PanCanadian Energy Corporation in 2002, Mr. Eresman was appointed Executive Vice-President responsible for the Corporation’s Onshore North America Division and, in December 2002, he was appointed Encana’s Chief Operating Officer. He joined Alberta Energy Company Ltd. in 1980 and played key roles in oil and natural gas exploration and production, and the development of the AECO gas storage facility. He was appointed Vice-President, AEC Oil & Gas, a division of Alberta Energy Company Ltd., in 1996 and President, AEC Oil & Gas Partnership in 1999.

	Areas of expertise • Energy, oil and natural gas	Education • Technical Education (Northern Alberta Institute of Technology) • Bachelor of Science in Petroleum Engineering (University of Wyoming)

Mr. Eresman brings extensive oil and natural gas and international business experience to Encana’s Board of Directors.	Awards and Accomplishments • Professional Engineer	Non-profit sector affiliations • Member, Canadian Council of Chief Executives • Member, America’s National Gas Alliance (ANGA) • Member, National Petroleum Council • Member, The Petroleum Society

			Securities held
						Total
				Common		Common	Minimum share
	2010			Shares	DSUs	Shares/DSUs	ownership required
2010 Board	Overall attendance(4)		Year	(#)(1,5)	(#)(2,6)	(#)(1,2,5,6)	(US$ value equivalent)(3)
Board	7 of 7	100%	2011	90,959	214,748	305,707	30,000 shares/DSUs

			2010	88,523	165,231	253,754	($1,028,826)

Claire S. Farley Houston, Texas, USA Age: 52 Director since: 2008 Independent
Ms. Farley is co-founder of RPM Energy LLC (a privately-owned oil and gas exploration and development company) created in September 2010 and is also a director of FMC Technologies, Inc. (a public global oil and gas equipment and service company with a market capitalization of approximately US$10.6 billion). She was an Advisory Director of Jefferies Randall & Dewey (a private global oil and gas energy industry advisor) and was Co-President of Jefferies Randall & Dewey from February 2005 to August 2008 and Chief Executive Officer of Randall & Dewey (oil and gas asset transaction advisors) from September 2002 until February 2005 when Randall & Dewey became the Oil and Gas Investment Banking Group of Jefferies & Company, Inc. She was a Managing Partner of Castex Energy Partners (a private exploration and production limited partnership with assets in South Louisiana) from August 2008 to January 2009. Ms. Farley spent 18 years (1981 to 1999) at Texaco, Inc. where her roles included Chief Executive Officer, HydroTexaco; President, North American Production Division; and President, Worldwide Exploration & New Ventures. She also served as Chief Executive Officer of two start-up ventures, Intelligent Diagnostics Corporation (October 1999 to January 2001) and Trade-Ranger Inc. (January 2001 to May 2002).

	Areas of expertise • Oil and gas exploration and production operations • Oil and gas investing • Oil and gas mergers, acquisitions and divestitures	Education • Bachelor of Science in Geology (Emory University)

Ms. Farley brings 30 years of oil and gas exploration, development and advisory experience to Encana’s Board of Directors.	Past five years of public company directorships • FMC Technologies, Inc.

			Securities held
						Total
				Common		Common	Minimum share
	2010			Shares	DSUs	Shares/DSUs	ownership required
2010 Board/Committee membership	Overall attendance		Year	(#)(1)	(#)(2)	(#)(1,2)	(US$ value equivalent)(3)
Board	7 of 7	100%	2011	0	40,856	40,856	30,000 shares/DSUs

Audit	2 of 2	100%	2010	0	30,056	30,056	($1,028,826)

Corporate Responsibility, Environment, Health and Safety	3 of 3	100%

Nominating and Corporate Governance	3 of 3	100%

Reserves — Chair	5 of 5	100%

Fred J. Fowler Houston, Texas, USA Age: 64 Director since: 2010 Independent
Mr. Fowler is a Corporate Director. He has been Chairman of Spectra Energy Partners, LP (a public entity with a market capitalization of approximately US$2.6 billion) since October 2008. He was President & Chief Executive Officer of Spectra Energy Corp. (a natural gas gathering, processing and mainline transportation company with a market capitalization in 2008 of approximately US$16.2 billion) from December 2006 to December 2008 and served as a director from December 2006 to May 2009. He was President & Chief Executive Officer of Duke Energy Gas Transmission, LLC (a subsidiary of Duke Energy Corporation) from April 2006 through December 2006. From June 1997, he occupied various executive positions with Duke Energy Corporation (a public oil and gas company with a market capitalization in 2006 of approximately US$36 billion), including President and Chief Operating Officer from November 2002 to April 2006.

	Areas of expertise • Energy, oil and natural gas, natural gas liquids • Natural gas processing and transportation • Utilities	Education • Bachelor of Finance (Oklahoma State University)

Mr. Fowler brings extensive experience in the areas of natural gas liquids, natural gas processing and transportation to Encana’s Board of Directors.	Past five years of public company directorships • Spectra Energy Corp. • Spectra Energy Partners, LP • DCP Midstream Partners, LP

			Securities held
						Total
				Common		Common	Minimum share
	2010			Shares	DSUs	Shares/DSUs	ownership required
2010 Board/Committee membership	Overall attendance		Year	(#)(1)	(#)(2)	(#)(1,2)	(US$ value equivalent)(3)
Board	7 of 7	100%	2011	1,000	20,266	21,266	30,000 shares/DSUs

Corporate Responsibility, Environment, Health and Safety	3 of 3	100%	2010	1,000	10,000	11,000	($1,028,826)

Human Resources and Compensation	3 of 3	100%

Barry W. Harrison Calgary, Alberta, Canada Age: 70 Director since: 1996 Independent
Mr. Harrison is a Corporate Director and independent businessman. He is Chairman and a director of The Wawanesa Mutual Insurance Company (a Canadian property and casualty insurer) and its related companies, The Wawanesa Life Insurance Company and its U.S. subsidiary, Wawanesa General Insurance Company, operating in California and Oregon. He is also a director and President of Yokara Management Inc. (a private investment company). In the past ten years, he has served as either the Chairman, director or President of several intermediate or junior oil and gas companies doing business in Canada, the United States and Russia.

	Areas of expertise • Energy, oil and natural gas • Law (areas of practice: energy law, securities and corporate finance)	Education • Bachelor of Business Administration and Banking (Colorado College) • Bachelor of Laws (University of British Columbia)

Mr. Harrison brings many years of energy- and law-related experience to Encana’s Board of Directors.		Non-profit sector affiliations • Member of the Dean’s Advisory Board for the Faculty of Medicine at the University of Calgary

			Securities held
						Total
				Common		Common	Minimum share
	2010			Shares	DSUs	Shares/DSUs	ownership required
2010 Board/Committee membership	Overall attendance		Year	(#)(1)	(#)(2)	(#)(1,2)	(US$ value equivalent)(3)
Board	7 of 7	100%	2011	6,434	101,160	107,594	30,000 shares/DSUs

Audit	5 of 5	100%	2010	6,434	88,796	95,230	($1,028,826)

Human Resources and Compensation — Chair	5 of 5	100%

Nominating and Corporate Governance	5 of 5	100%

Suzanne P. Nimocks Houston, Texas, USA Age: 51 Director since: 2010 Independent
Ms. Nimocks is a Corporate Director. She is a director of Rowan Companies, Inc. (a public international contract drilling services company with a market capitalization of approximately US$4.4 billion) and also a director of ArcelorMittal (world’s largest public steel company). She was a director (senior partner) with McKinsey & Company (a private global management consulting firm) from June 1999 to March 2010 and was with the firm in various other capacities since 1989, including as a leader in the firm’s Global Petroleum Practice, Electric Power & Natural Gas Practice, Organization Practice, and Risk Management Practice, as a member of the firm’s worldwide personnel committees for many years and as the Houston Office Manager for eight years.

	Areas of expertise • International energy business • Strategy • Risk Management	Education • Bachelor of Arts in Economics (Cum Laude) (Tufts University) • Masters in Business Administration (Harvard Graduate School of Business)

Ms. Nimocks brings strategy and risk management expertise in the energy industry to Encana’s Board of Directors.	Past five years of public company directorships • Rowan Companies, Inc. • ArcelorMittal	Non-profit sector affiliations • Trustee, St. John’s School (Houston)

			Securities held
						Total
				Common		Common	Minimum share
	2010			Shares	DSUs	Shares/DSUs	ownership required
2010 Board/Committee membership	Overall attendance		Year	(#)(1)	(#)(2)	(#)(1,2)	(US$ value equivalent)(3)
Board	7 of 7	100%	2011	0	20,266	20,266	30,000 shares/DSUs

Audit	5 of 5	100%	2010	0	10,000	10,000	($1,028,826)

Human Resources and Compensation	3 of 3	100%

David P. O’Brien, O.C. Calgary, Alberta, Canada Age: 69 Director since: 1990 Independent
Mr. O’Brien is Chairman of the Board of Encana and Chairman of the Board of Royal Bank of Canada (Canada’s largest bank as measured by assets and market capitalization). He is a director of Molson Coors Brewing Company (a global brewing company with market capitalization of approximately US$8.0 billion), TransCanada Corporation, (a pipeline and energy services company with a market capitalization of approximately C$26.2 billion) and Enerplus Corporation (a public energy company with a market capitalization of approximately US$5.7 billion). He is also a director of other private energy-related companies. He was Chairman since 1990 and Interim Chief Executive Officer of PanCanadian Energy Corporation from October 2001 to April 2002 when it merged with Alberta Energy Company Ltd. to form Encana. He was Chairman, President & Chief Executive Officer of Canadian Pacific Limited (energy, hotels and transportation) from May 1996 to October 2001.

	Areas of expertise • Energy, oil and natural gas • Financial services • International business and law	Education • Bachelor of Civil Law (McGill University) • Bachelor of Arts (Honours) in Economics (Loyola College)

Mr. O’Brien brings a wealth of energy industry knowledge, business acumen and governance expertise to his role as Chairman of Encana’s Board of Directors.	Past five years of public company directorships • Enerplus Corporation • Focus Energy Trust • Inco Limited • Molson Coors Brewing Company • Royal Bank of Canada • TransCanada Corporation	Non-profit sector affiliations • Member, Science, Technology and Innovation Council of Canada

Awards and Accomplishments
•   Officer, Order of Canada
•   Honourary Doctorate of Civil Law (Bishops University)
•   Honourary Bachelor of Applied Business and Entrepreneurship (International) (Mount Royal University)
• Honourary Doctorate of Laws (University of Calgary)

			Securities held
						Total
	2010			Common		Common	Minimum share
	Overall			Shares	DSUs	Shares/DSUs	ownership required
2010 Board/Committee membership	attendance(7)		Year	(#)(1)	(#)(2)	(#)(1,2)	(US$ value equivalent)(3)
Board	7 of 7	100%	2011	35,722	120,732	156,454	30,000 shares/DSUs

Nominating and Corporate Governance — Chair	5 of 5	100%	2010	35,722	105,375	141,097	($1,028,826)

Jane L. Peverett West Vancouver, British Columbia, Canada Age: 52 Director since: 2003 Independent
Ms. Peverett is a Corporate Director. She is a director of Northwest Natural Gas Company (a public natural gas distribution company with a market capitalization of approximately US$1.2 billion), Canadian Imperial Bank of Commerce (one of Canada’s largest banks), the B.C. Ferry Authority, and Associated Electric & Gas Insurance Services Limited (a private mutual insurance company). Ms. Peverett was President & Chief Executive Officer of BC Transmission Corporation (electrical transmission) from April 2005 to January 2009 and was previously Vice-President, Corporate Services and Chief Financial Officer (since June 2003). She was the President of Union Gas Limited (a natural gas storage, transmission and distribution company) from April 2002 to May 2003, President & Chief Executive Officer from April 2001 to April 2002, Senior Vice President Sales & Marketing from June 2000 to April 2001 and Chief Financial Officer from March 1999 to June 2000.

Areas of expertise • Energy, oil and natural gas • Financial services • Utilities	Education
•   Bachelor of Commerce (McMaster University)
•   Master of Business Administration
(Queen’s University)
•   Certified Management Accountant
• Institute of Corporate Directors, Director Education Program

Ms. Peverett brings experience as CEO of both gas and electric utilities to her role as a member of Encana’s Board of Directors.	Past five years of public company directorships • Canadian Imperial Bank of Commerce • Northwest Natural Gas Company	Non-profit sector affiliations • Director, United Way of Vancouver

Awards and Accomplishments • Canadian Security Analyst Certificate • Fellow, Certified Management Accountants

			Securities held
						Total
				Common		Common	Minimum share
	2010			Shares	DSUs	Shares/DSUs	ownership required
2010 Board/Committee membership	Overall attendance		Year	(#)(1)	(#)(2)	(#)(1,2)	(US$ value equivalent)(3)
Board	7 of 7	100%	2011	0	94,581	94,581	30,000 shares/DSUs

Audit — Chair	5 of 5	100%	2010	0	82,387	82,387	($1,028,826)

Nominating and Corporate Governance	5 of 5	100%

Reserves	5 of 5	100%

Allan P. Sawin Edmonton, Alberta, Canada Age: 55 Director since: 2007 Independent
Mr. Sawin is President of Bear Investments Inc. (a private investment company). From 1990 until their sale to CCS Income Trust in May 2006, he was President, director and part owner of Grizzly Well Servicing Inc. and related companies (private oilfield service companies operating drilling and service rigs in Western Canada). He is also a director of a number of private companies.

	Areas of expertise • Energy, oil and natural gas • Finance and accounting • Business management	Education • Bachelor of Commerce (University of Alberta) • Chartered Accountant

Mr. Sawin brings financial management skills and energy industry knowledge to Encana’s Board of Directors.	Awards and Accomplishments • Fellow of the Chartered Accountants	Non-profit sector affiliations • Director and Treasurer, Edmonton Eskimo Football Club

			Securities held
						Total
				Common		Common	Minimum share
	2010			Shares	DSUs	Shares/DSUs	ownership required
2010 Board/Committee membership	Overall attendance		Year	(#)(1)	(#)(2)	(#)(1,2)	(US$ value equivalent)(3)
Board	6 of 7	86%	2011	10,054	57,189	67,243	30,000 shares/DSUs

Audit	5 of 5	100%	2010	10,054	44,050	54,104	($1,028,826)

Corporate Responsibility, Environment, Health and Safety	2 of 2	100%

Human Resources and Compensation	5 of 5	100%

Bruce G. Waterman Calgary, Alberta, Canada Age: 60 Director since: 2010 Independent
Mr. Waterman has been Senior Vice President, Finance & Chief Financial Officer of Agrium Inc. (a public agricultural supply company with a market capitalization of approximately C$14 billion) since April 2000. He was Vice President and Chief Financial Officer of Talisman Energy Inc. (a public oil and gas company) from January 1996 to April 2000. Mr. Waterman also has extensive expertise in oil and gas exploration and production operations, having spent 15 years (1981 to 1996) at Amoco Corporation, including Dome Petroleum Limited, a predecessor company. At Amoco (a global chemical, oil and gas company which merged with British Petroleum in 1998), his roles included various positions in finance and accounting.

	Areas of expertise • Energy, oil and natural gas • Finance and accounting • Business Development	Education • Bachelor of Commerce (Honours) (Queen’s University) • Chartered Accountant

Mr. Waterman brings a wealth of energy industry, financial, business development and government relations knowledge to Encana’s Board of Directors.	Past five years of public company directorships • OPTI Canada Inc.	Non-profit sector affiliations • Cabinet Member, United Way of Calgary and Area and Co-Chair, General Oil and Gas Division • Selection Committee Member, Canada’s CFO of the Yeartm

Awards and Accomplishments • Named Canada’s CFO of the Yeartm in 2008 • Fellow of the Chartered Accountants

			Securities held
						Total
				Common		Common	Minimum share
	2010			Shares	DSUs	Shares/DSUs	ownership required
2010 Board/Committee membership	Overall attendance		Year	(#)(1)	(#)(2)	(#)(1,2)	(US$ value equivalent)(3)
Board	4 of 4	100%	2011	10,000	20,200	30,200	30,000 shares/DSUs

Audit	3 of 3	100%	2010	10,000	N/A	10,000	($1,028,826)

Human Resources and Compensation	3 of 3	100%

Clayton H. Woitas Calgary, Alberta, Canada Age: 61 Director since: 2008 Independent
Mr. Woitas is Chairman & Chief Executive Officer of Range Royalty Management Ltd. (a private company which is focused on acquiring royalty interests in Western Canadian oil and natural gas production). He is a director of NuVista Energy Ltd. (a public oil and gas company with a market capitalization of approximately C$816 million) and Enerplus Corporation (a public energy company with an estimated market capitalization of approximately US$5.7 billion). He is also a director of several private energy-related companies and advisory boards. Mr. Woitas was founder, Chairman, and President & Chief Executive Officer of Profico Energy Management Ltd. (a private company focused on natural gas exploration and production in Western Canada) from January 2000 to June 2006. Prior to April 2000, he was a director and President & Chief Executive Officer of Renaissance Energy Ltd. (a public company focused on the Western Canadian energy sector).

	Areas of expertise • Energy, oil and natural gas • Acquisitions • Natural gas exploration and production	Education • Bachelor of Science in Civil Engineering (University of Alberta)

Mr. Woitas brings extensive experience in the areas of acquisitions and natural gas exploration and production to Encana’s Board of Directors.	Past five years of public company directorships • NuVista Energy Ltd. • Enerplus Corporation	Non-profit sector affiliations • Member, Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)

			Securities held
						Total
				Common		Common	Minimum share
	2010			Shares	DSUs	Shares/DSUs	ownership required
2010 Board/Committee membership	Overall attendance		Year	(#)(1)	(#)(2)	(#)(1,2)	(US$ value equivalent)(3)
Board	7 of 7	100%	2011	80,000	40,909	120,909	30,000 shares/DSUs

Corporate, Responsibility, Environment, Health and Safety — Chair	3 of 3	100%	2010	40,000	30,107	70,107	($1,028,826)

Human Resources and Compensation	2 of 2	100%

Reserves	5 of 5	100%

(1)	The information as to Common Shares has been furnished by each of the nominees as of February 28, 2011 and February 28, 2010.

(2)	The information as to the deferred share units (“DSUs”) held by directors is as of February 28, 2011 and February 28, 2010. For more detailed information relating to the DSUs held by the directors, see “Director Compensation”.

(3)	Encana’s share ownership guidelines for directors require each director, by the later of January 1, 2008 and five years following the individual becoming a director, to purchase Common Shares or hold DSUs totaling in number of Common Shares and/or DSUs at least equal to three times the annual grant of DSUs which the director receives in his or her capacity as a director pursuant to the Deferred Share Unit Plan for Directors of Encana Corporation. See “Director Compensation”. Dollar values indicate the value of the minimum number of Common Shares/DSUs in U.S. dollars as at December 31, 2010 calculated on the basis set forth in note 2 under the Director Compensation table on page 11.

(4)	As an officer of Encana and a non-independent director, Mr. Eresman is not a member of any Board Committees.

(5)	See “Statement of Executive Compensation” for detailed information relating to Common Share option awards granted to Mr. Eresman as an officer of Encana.

(6)	A portion of the DSUs held by Mr. Eresman were granted on December 18, 2002 pursuant to an individual grant of DSUs under the Deferred Share Unit Plan for Employees (“DSU Plan”), which vested equally on April 17, 2003, 2004 and 2005. Another portion of the DSUs were issued under the DSU Plan upon the conversion of 50 percent of Mr. Eresman’s 2008 High Performance Results Award into DSUs. For more detailed information relating to the DSU Plan, see “Compensation Discussion and Analysis – Deferred Compensation Arrangements”.

(7)	In addition to being a member of the Nominating and Corporate Governance Committee, Mr. O’Brien is an ex officio non-voting member of all other Board Committees. As an ex officio non-voting member, Mr. O’Brien attends as his schedule permits and may vote when necessary to achieve a quorum.

For information concerning cease trade orders, bankruptcies, penalties or sanctions in the past 10 years in respect of Encana’s nominees for election as directors and corporations of which such persons served as directors, please see the section entitled “Directors and Officers” contained in our Annual Information Form dated February 17, 2011, which is incorporated by reference into this Information Circular.

As of February 28, 2011, the number of Common Shares held beneficially by Encana directors and executive officers, Common Shares held by employees under Encana’s savings plans, together with the total number of Common Shares under option, amount to approximately 38.8 million Common Shares, representing approximately 5.0 percent of the voting shares of Encana on a diluted basis. In addition, directors, executive officers and employees held 868,513 deferred share units.

Encana’s management has no reason to believe that any of the above nominees will be unable to serve as a director but, in the event that a vacancy among the original nominees occurs for any reason prior to the Meeting, the persons named in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed proxyholder in accordance with their best judgment.

DIRECTOR COMPENSATION

All amounts reported in this section were paid to our directors in Canadian dollars. Unless otherwise noted, these amounts are converted from Canadian dollars to U.S. dollars for inclusion in this section using an exchange rate of C$1.00 = US$0.9711 which is the average exchange rate for Canadian dollars to U.S. dollars for January 1, 2010 to December 31, 2010 based on the daily noon buying rate published by the Bank of Canada, as is required since our financial statements are published in U.S. dollars.

The compensation provided to our directors is reviewed to ensure that the components and level of compensation are appropriate for directors of a company the size and scope of Encana. Comparative industry survey data is reviewed from time to time to assist in reviewing director compensation.

During 2010, the fee structure for cash compensation for our non-employee directors was as follows:

Annual Retainer (paid in quarterly installments and prorated for periods of partial service)	$29,133

Annual Retainer for Chairman of the Board (paid in quarterly installments)	$242,775

Committee Chair Fee (paid in quarterly installments)	$7,283.25

Audit Committee Chair Supplemental Fee* (paid in quarterly installments)	$7,283.25

Meeting Fee (for attendance in person or by telephone)	$1,456.65 for Board meetings $1,456.65 for Committee meetings

*	Audit Committee Chair Supplemental Fee is in addition to Committee Chair Fee

For each meeting of the Board or a Committee, where a director was required to travel to a meeting outside of the geographic region in which the director has his or her usual place of residence, an additional fee equal to the normal meeting fee was paid to the director.

Our Chief Executive Officer (“CEO”), Mr. Eresman, received no compensation for serving as a director of Encana. No compensation was paid to our directors to prepare for Board or Committee meetings.

We have a Deferred Share Unit Plan for Directors of Encana (“Directors’ DSU Plan”). Since January 1, 2010, all of the directors, except our CEO, Mr. Eresman, receive an annual grant of 10,000 DSUs effective January 1 of each year. Newly appointed or elected directors receive their initial grant of DSUs upon joining the Board. Our directors may also elect to take all or a portion of their annual retainer and meeting fees in the form of DSUs. DSUs vest once they are credited to the director’s DSU account and are available when a director ceases to be a director of Encana.

When a dividend is paid on Common Shares, each director’s DSU account is allocated additional DSUs equal in value to the dividend paid on an equivalent number of Common Shares.

When a director ceases to be a director of our company, by December 15 of the first calendar year following the year that the directorship ceased, the value of the DSUs credited to the director’s DSU account is paid to the director in cash on an after-tax basis. The value of the DSUs is calculated by multiplying the number of DSUs in the director’s DSU account by the then market value of a Common Share.

For information regarding the total number of DSUs and the total market value of Common Shares and DSUs held by our directors, see “Purposes of the Meeting — Election of Directors — Nominees for Election”.

Encana’s share ownership guidelines for directors require each director, by the later of January 1, 2008 and five years following the individual becoming a director, to purchase Common Shares or hold DSUs totaling in number of Common Shares and/or DSUs at least equal to three times the annual grant of DSUs which the director receives in his or her capacity as a director pursuant to the Directors’ DSU Plan. Each director who has been a director for at least five years has exceeded the share ownership guidelines.

Director Compensation Table

The following table summarizes the annual compensation of our directors for the year ending December 31, 2010.

		Share-Based	All Other
	Fees Earned(1)	Awards(2)	Compensation(3)	Total
Name	($)	($)	($)	($)
Peter A. Dea	28,989	342,942	1,629	373,560

Claire S. Farley	64,093	342,942	6,095	413,129

Fred J. Fowler	45,561	342,942	5,999	394,502

Barry W. Harrison	68,463	342,942	3,181	414,586

Suzanne P. Nimocks	50,983	342,942	5,999	399,924

David P. O’Brien, O.C.	317,064(4)	342,942	1,725	661,731

Jane L. Peverett	74,289	342,942	3,181	420,413

Allan P. Sawin	55,353(4)	342,942	3,181	401,476

Bruce G. Waterman	34,816	342,942	3,086	380,843

Clayton H. Woitas	59,723	342,942	3,181	405,846

Notes:

(1)	Fees earned include annual Board retainer, Board and Committee meeting fees and, where applicable, Committee Chair retainers.

(2)	We grant 10,000 DSUs to our directors effective on January 1st of each year (or for new directors, upon joining the Board). We have calculated a grant date indicative fair market value for each 10,000 DSU grant in the amount of $341,100 using the closing price of a Common Share on the TSX on December 31, 2009 of $34.11 and converted these amounts from Canadian dollars to U.S. dollars using a December 31, 2010 exchange rate of C$1.00 = US$1.0054 for the total amount of $342,942. This value also represents the amount of share-based awards that vested in 2010 for our directors.

(3)	Represents travel fees paid to directors, as applicable, and the value of provided insurance coverage.

(4)	Elected to receive all or a portion of fees in the form of DSUs.

 APPOINTMENT OF AUDITOR

The Board recommends that PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, be appointed as auditor of Encana to hold office until the close of the next annual meeting of shareholders and that the Board of Directors be authorized to fix their remuneration. The firm of PricewaterhouseCoopers LLP has been the auditor of Encana for more than eight consecutive years.

Representatives of PricewaterhouseCoopers LLP will be present at the Meeting, will be given the opportunity to make a statement if they so wish and will be available to respond to appropriate questions.

 AUDITOR’S FEES

The following table provides information about the fees billed to Encana for professional services rendered by PricewaterhouseCoopers LLP during fiscal 2010 and 2009:

	2010	2009
	(C$ thousands)

Audit Fees(1)	3,243	3,963
Audit-Related Fees(2)	252	1,076
Tax Fees(3)	600	569
All Other Fees(4)	15	5

TOTAL	4,110	5,613

(1)	Audit fees consist of fees for the audit of Encana’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of Encana’s financial statements and are not reported as Audit Fees. During fiscal 2010 and 2009, the services provided in this category included an audit and reviews of Cenovus Energy Inc.’s carve-out consolidated financial statements and related documents, reviews in connection with acquisitions and divestitures, research of accounting and audit-related issues, review of reserves disclosure and the review of the Corporate Responsibility Report.

(3)	Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2010 and 2009, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns.

(4)	During fiscal 2010 and 2009, the services provided in this category included the payment of maintenance fees associated with a research tool that grants access to a comprehensive library of financial reporting and assurance literature and a working paper documentation package used by Encana’s internal audit group.

Encana did not rely on the de minimus exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of U.S. Securities and Exchange Commission Regulation S-X in 2009 or 2010.

NON-BINDING ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION (“SAY ON PAY”)

As part of Encana’s ongoing commitment to strong corporate governance practices, on February 10, 2010, the Board agreed to include at the Meeting a non-binding advisory vote approving the Corporation’s approach to executive compensation (“Say on Pay”). The Board recognizes that shareholders should be given an opportunity to fully understand the philosophy, objectives and elements that the Board has used and considered in making executive compensation decisions.

The Board of Directors unanimously recommends that shareholders vote in favour of the following non-binding advisory vote set out below. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote FOR the non-binding advisory resolution. The text of the non-binding advisory resolution, subject to such amendments, variations or additions as may be approved at the Meeting, is set out below.

“RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation as described in the “Statement of Executive Compensation — Compensation Discussion and Analysis” sections of the Information Circular dated February 28, 2011 and delivered in advance of the 2011 Annual Meeting of Shareholders.”

As this is an advisory vote, the results will not be binding upon the Board. However, in considering its approach to executive compensation in the future, the Board will take into account the results of the vote and, where there is a significant proportion of negative Say on Pay votes, the Board would take steps to better understand any shareholder concerns that might have influenced the voting results.

 STATEMENT OF EXECUTIVE COMPENSATION

Dear Shareholder:

We are providing shareholders with the following information to enable you to understand the principles and practices which form the basis of our approach to executive compensation. On behalf of the Board of Directors, we wish to share with you the following overview of our compensation philosophy, elements of our compensation program, the Board’s overall approach to executive compensation, as well as certain compensation decisions reached in 2010. We believe that our compensation philosophy of rewarding demonstrated performance, while incorporating sound risk management principles, aligns with Encana’s strategic objectives and the interests of our shareholders.

Our Approach to Executive Compensation

Our compensation program is designed to reward performance that supports the achievement of our strategic business objectives, which focus on delivering sustained growth and increased value for our shareholders over the short and long-term. Our program also incorporates sound risk management principles which align with Encana’s business model. To achieve this linkage, we compensate our executive officers based on individual contribution and demonstrated organizational performance. Our program is designed to compensate our executive officers: (i) at a level competitive with our identified compensation peer group; (ii) to attract, motivate and retain experienced and dedicated leadership; and (iii) in a manner which focuses our executives on managing our operations, finances and assets effectively.

Overall, our approach is guided by our compensation philosophy, which consists of four fundamental principles:

•	our compensation is competitive and results-oriented;

•	our goal is to be an employer of choice in the regions where we operate and compete for top talent;

•	our compensation framework incorporates clear differentiation of pay based on individual contribution and demonstrated team and corporate performance; and

•	our total compensation is designed to attract and retain top talent, and to reward conduct consistent with our core values.

Consistent with this philosophy, we position the compensation of our executive officers at the median of our peers, with the ability to provide higher compensation for enhanced performance. To monitor our pay for performance linkages, detailed “stress testing” analysis (both forward and backward looking) is performed on our executive compensation recommendations to ensure we understand the potential impact of a variety of operating and share price performances scenarios on these recommendations over a three year period.

Elements of Our Executive Compensation

Our executive compensation program includes annual base salary, performance-based short-term incentive awards, performance and time-based long-term incentive awards, pension and other perquisites comparable to those of our peers. These compensation elements are described in greater detail starting at page 19.

A large part of our executive compensation program consists of pay-for-performance elements. More specifically, in 2010, approximately 85 percent of the compensation of our President & Chief Executive Officer and 76 percent of the compensation of our Named Executive Officers consisted of performance-based or “at risk” elements. For these elements, compensation eligibility is based on the achievement of key, risk-adjusted measures of our corporate performance, evaluated over various time horizons. We believe this focus strongly motivates our executive officers to exceed individual expectations and to drive overall corporate performance, however within a compensation framework which reflects prudent risk management.

Compensation Decision-Making Process

Our executive compensation program is overseen by the Human Resources and Compensation Committee of the Board. The Committee, comprised entirely of independent directors, assists the Board by ensuring our compensation program and practices are aligned with our compensation philosophy and the achievement of Encana’s overall business strategy. In respect of performance-based elements of our compensation program, the Human Resources and Compensation Committee reviews and recommends to the Board: (i) the nature and design of our incentive compensation programs; (ii) performance achieved in relation to these programs; and (iii) payout eligibility, based on achievement of identified performance metrics.

The Human Resources and Compensation Committee also assists the Board by making recommendations regarding the compensation of our President & Chief Executive Officer and other executive officers. In doing so, the Committee takes into consideration a number of factors including: (i) achievement of performance objectives; (ii) significant individual contributions to Encana’s overall performance; (iii) retention and internal equity considerations; and (iv) competitive market data. In respect of short-term compensation incentive awards, the Committee also considers our operational and financial performance and achievement of strategic initiatives over the prior year. For our performance-based long-term incentive grants, we evaluate our performance in relation to specified thresholds, based on Recycle Ratio. Recycle Ratio is a key industry metric which measures our ability to generate operating cash flow in excess of the all-in costs of adding reserves. Further information regarding these considerations is provided at pages 22 to 31.

As part of this decision-making process, the Human Resources and Compensation Committee receives guidance from its external compensation advisor. The Committee also reviews comprehensive stress testing analysis prior to exercising its independent judgment to develop executive compensation recommendations which are provided to the Board of Directors for review and approval. More detailed information regarding the role of the Human Resources and Compensation Committee and the Board is provided at pages 16 to 18.

New Developments in 2010

The North American natural gas industry experienced significant change in 2010. At Encana, we believe those companies that can achieve the highest growth rates while being the lowest cost, highest margin producers, will be the most successful in this new environment. Given the company’s large land and resource position and existing low-cost structures, in 2010 Encana announced a new strategy with a vision to be the highest growth, lowest cost senior natural gas producer in North America. Accelerating production growth from our high-quality, low-cost resource base, establishing joint venture investments and building demand for natural gas are components of Encana’s strategy to pursue what we believe is the greatest value proposition for our shareholders. With our large inventory of opportunities, continued capital discipline, effective risk management and continued technological improvements and, in particular, the commitment, innovation, skills and ingenuity of our talented North American workforce, we believe we are well positioned for success.

In 2010, the Human Resources and Compensation Committee undertook a number of initiatives designed to: (i) align our compensation programs and practices with our new status as a North American pure play natural gas company; (ii) enhance the linkage between pay and performance; and (iii) retain the skilled and talented North American workforce we require to execute on our strategic objectives over the long-term.

Some of these initiatives, which are described in greater detail in our Compensation Discussion and Analysis below, include the following:

•	comprehensive evaluation of our compensation peer group, resulting in approval of a new compensation peer group to reflect our new strategy, size and North American natural gas focus;

•	introduction of an amended Performance Share Unit Plan, under which vesting is conditional upon the achievement of identified performance criteria based on Recycle Ratio, potential payout is deferred for a period of three years following the grant date, and payout (where applicable) subject to a capped maximum;

•	changes to our Share Ownership Guidelines, which both increased the holding requirements of our executive officers and extended the Guidelines to include certain designated Vice-Presidents; and

•	updates to the written mandate of the Human Resources and Compensation Committee, including to require that, once developed by the Committee, all total direct compensation recommendations regarding our executive officers (not only for our President & Chief Executive Officer) be provided to our full Board for review and approval.

In addition to these initiatives, the Human Resources and Compensation Committee continued to monitor and assess our executive compensation program in 2010 to ensure alignment with our compensation philosophy and the achievement of our strategic objectives, as well as observance of compensation best practices.

Risk Management

Our Corporate Risk Management Program establishes policies and practices to encourage behaviours which align with the long-term interests of Encana and those of our shareholders. Effective risk management is an integral component of all of Encana’s activities and is reflected in all aspects of our operations, including the development of our strategic plans, capital programs and operational priorities, our detailed Project Approval Request process, performance reporting and analysis, as well as our compensation framework.

Consistent with this approach and our efforts to align Encana’s strategic direction with the interests of our shareholders, we also monitor our compensation program from a risk management perspective. More specifically, we seek to ensure that our compensation program incorporates various risk-adjusted measures designed to mitigate any incentive for our employees, including our executive officers, to take or be rewarded for, excessive or imprudent risks that could result in a material adverse impact on Encana. In particular, our compensation program seeks to limit and mitigate compensation-related risk through the following design features:

•	balancing encouragement of achievement of short-term goals (through our annual incentive program) with longer-term performance objectives, including creation of sustained growth and shareholder value (through our various long-term incentive awards);

•	the relative weighting attributed between our various incentive programs (as a percentage of total direct compensation), as well as the weighting of metrics within the awards themselves;

•	use of a balanced scorecard (in our annual short-term incentive program) which, by utilizing diverse corporate performance measures, eliminates reliance on any single or limited number of factors to determine short-term incentive compensation for our executive officers;

•	use of maximum payouts for our executive officers, both in our annual short-term incentive program and our 2010 Performance Share Unit grant, under which, subject to the exercise of discretion by the Human Resources and Compensation Committee, maximum program payout is capped;

•	use of a “portfolio” long-term incentive granting approach which, by incorporating both performance and time-based reward eligibility, diversifies potential reward scenarios and encourages achievement of identified performance criteria as well as increases in shareholder value;

•	the addition, in 2010, of a deferral element to our long-term incentive grants through our amended Performance Share Unit Plan, under which vesting (where identified performance criteria have been achieved) is deferred for a period of three years following the grant date.

2010 Performance and Executive Pay

In 2010, Encana achieved strong operating and financial performance despite a sustained low natural gas price environment and continued supply cost pressures. Under the leadership of our President & Chief Executive Officer, Randall K. Eresman, Encana generated cash flow of $4.4 billion, or $6.00 per share, supported by solid production growth and realized hedging gains of $808 million after tax. Total 2010 production increased 12 percent per share to 3.3 billion cubic feet equivalent per day (Bcfe/d), while total proved reserves increased 12 percent to 14.3 trillion cubic feet of natural gas equivalent (Tcfe). In light of these results, and the additional considerations referred to at pages 22 to 25, Mr. Eresman was recognized by the Board for delivering superior performance and strong strategic leadership to Encana in 2010, in an environment characterized by challenging external conditions.

In particular, Mr. Eresman was recognized for his effective stewardship of Encana which, in 2010, delivered double digit production and reserves growth, reduced operating costs and achieved cash flow targets, while maintaining a disciplined focus on risk management, effective use of third party capital, and continued pursuit of lower cost structures in support of the achievement of our strategic objectives. Mr. Eresman’s total direct compensation in respect of fiscal 2010 (consisting of annual base salary, annual incentive award and long-term incentive award value) was US$9,373,876. Details regarding our 2010 compensation decisions in respect of our President & Chief Executive Officer, Mr. Eresman, and our other Named Executive Officers are provided starting at page 21.

Shareholder Advisory Vote on Executive Compensation

This year, Encana shareholders will have an opportunity to provide feedback to the Board on our approach to executive compensation by way of a non-binding shareholder advisory vote. We welcome giving shareholders this opportunity in 2011. We believe that our approach to executive compensation aligns with our strategic objectives, is consistent with compensation best practices and reflects our approach, which is to promote, responsibly and in a balanced fashion, sustained growth to create value for our shareholders over the short and long-term.

David P. O’Brien, O.C.	Barry W. Harrison
Chairman of the Board	Chair, Human Resources and Compensation Committee

 COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis (“CD&A”) describes the compensation programs and practices applicable to executive officers of Encana, including the philosophy and process under which compensation decisions are reached by our Human Resources and Compensation Committee (the “HRC Committee”) and our Board of Directors.

As we are required to report all amounts in this CD&A in the currency we use for our financial reporting, which is U.S. dollars, we have converted amounts originally paid in Canadian dollars to U.S. dollars using an exchange rate of C$1.00 = US$0.9711, unless otherwise stated. This amount represents the average exchange rate from Canadian dollars to U.S. dollars from January 1, 2010 to December 31, 2010, based on the daily noon buying rate published by the Bank of Canada.

The New Encana

As a high-growth, low cost leader in natural gas production, Encana is supporting North America’s energy portfolio by providing a clean, affordable, abundant resource for future generations. In 2010, we sharpened our strategic focus on what we do best: responsible exploration, development and production of natural gas in a number of North America’s most promising resource plays.

Our large, diversified portfolio of low cost assets, large land and resource position and low-cost structure are critical as we continue as an industry leader in production growth and long-term value creation. Through the efficient application of innovative technology, we continue to strive to achieve cost structures that are among the lowest in the industry.

Encana’s enhanced strategic focus, combined with the ingenuity and technical leadership of our employees, is essential to deliver on our goal of providing clean, affordable energy to communities and businesses across North America, and delivering sustained growth to our shareholders.

Our Performance in 2010

In 2010, Encana achieved its operational and consolidated performance targets despite a continued low natural gas price environment and increased supply cost pressures. Notwithstanding these challenges, Encana delivered double digit production growth in 2010 while reducing cost structures, paying a stable dividend to shareholders, and continuing to invest in the underlying productive capacity of our asset base. Encana also delivered on its corporate and strategic initiatives in 2010, including delivery of a new strategy, advancement of key and emerging resource plays, realization of significant cost efficiencies through continuous improvement, successful hedging and significant acquisition, divestiture and farmout activities which continued to enhance our portfolio.

As we balance our priorities to grow production over the long-term with managing the realities of current commodity prices and a sustained focus on cost-efficiency, Encana continues to be well positioned moving forward. Our performance in 2010 continues to validate the strength of Encana’s business model and is another step toward becoming North America’s highest-growth, lowest cost senior natural gas producer.

Our Compensation Approach

Compensation Philosophy and Objectives

Encana’s compensation program is designed to reward performance which supports the achievement of our overall business strategy and objectives. Consistent with this design, the key elements of Encana’s compensation philosophy and objectives are as follows:

•	We aim to be an employer of choice in each of the regions in which we operate and compete for top talent.

•	Our compensation is results-oriented and includes competitive salaries, benefits, annual incentive awards and long-term incentives as well as pension, investment and other benefits.

•	We use a total compensation framework to reward our employees, including our executive officers, which incorporates clear differentiation of pay based on individual contribution and achievements, as well as demonstrated team and corporate performance.

•	Our total compensation is designed to be competitive and to position the compensation of our executive officers at the median of our peers, with the ability to provide higher compensation for enhanced performance. Lesser performance delivers lower total compensation, including through the resulting impact on the performance-based elements of our annual incentive awards and long-term incentive plans.

•	Due to the cyclical nature of our industry and business, the total compensation of our employees, including our executive officers, will be influenced upwards or downwards by the movement of commodity prices. We ensure we fully understand the impact of these influences through detailed “stress testing”, both forward and backward looking, of the compensation of our executive officers to identify and assess various potential performance outcomes.

To ensure we remain competitive and are compensating our employees, including our executive officers, consistent with the marketplace for their skills and contributions, Encana participates in annual compensation surveys conducted by external consultants which enable us to benchmark all aspects of our compensation against comparable oil and gas companies in North America. In respect of our executive officers, this information is among the data provided to the HRC Committee to assist in making total direct compensation recommendations to the Board.

Human Resources and Compensation Committee

Encana’s executive compensation program is administered and overseen by the HRC Committee of our Board. The HRC Committee assists the Board by reviewing compensation and human resources issues in support of the achievement of Encana’s business strategy and making recommendations to the Board, as appropriate.

More specifically, the HRC Committee assists the Board by making recommendations regarding the total direct compensation of our President & Chief Executive Officer and other executive officers. Decisions in respect of the total direct compensation of our executive officers are determined and approved by the full Board.(1) The responsibilities of the HRC Committee are set out in its written mandate and include the following:

•	Approve and report to the Board our compensation philosophy;

•	Review and make recommendations to the Board regarding the compensation of our President & Chief Executive Officer and other executive officers;

•	Authorize grants of long-term incentives to our employees, and recommend to the Board for its approval, long-term incentive grants to our President & Chief Executive Officer and other executive officers. Grants are made in accordance with our Employee Stock Option Plan (“ESOP”), our Employee Stock Appreciation Rights (“ESAR”) Plan and our Performance Share Unit Plan (“PSU Plan”). These plans were approved by our Board and, in the case of our ESOP, approved by our shareholders;

•	Review and monitor annually the design and effectiveness of our compensation program for all Encana employees;

•	Approve and report to the Board the peer group used by the HRC Committee to assess the competitiveness of our executive compensation program;

•	Annually review and recommend to the Board succession planning for our executive officers, excluding the President & Chief Executive Officer;(2)

•	Review and report to the Board on the status of executive share ownership; and

•	Review, approve and, where necessary, recommend to the Board for approval, pension and investment plan matters.

Independence of the HRC Committee

The HRC Committee is comprised entirely of independent directors. To ensure its effectiveness in overseeing our executive compensation program, the HRC Committee met in-camera, without management present, at every regularly scheduled HRC Committee meeting in 2010.

To assist in discharging its responsibilities, since 2002, the HRC Committee has separately and directly retained the services of Meridian Compensation Partners LLC (“Meridian”) (formerly Hewitt Associates) to provide independent expertise and perspective regarding the compensation of our executive officers, compensation practices and design, market and governance developments and emerging best practices.

More specifically, Meridian provides the HRC Committee with independent perspective and counsel in respect of the following:

•	Advice and analysis regarding executive compensation matters in light of Encana’s business strategy, pay philosophy, prevailing market practices and relevant regulatory developments;

•	Review of all compensation-related materials in advance of each meeting, including information received from management and management’s compensation consultant. Provides comprehensive advice and analysis regarding management’s recommendations and other information provided to the HRC Committee and communicates potential issues directly to the Chair of the HRC Committee;

•	Assists the HRC Committee in developing annual total direct compensation recommendations for our President & Chief Executive Officer and other executive officers, including in respect of compensation design, program mix and compensation levels, based on individual, divisional and overall corporate performance and market positioning relative to our compensation peer group;

•	Advice and guidance regarding the design of Encana’s incentive plans, including our annual short-term and long-term incentive programs, as well as other compensation and benefit programs; and

•	Identification of regulatory or governance matters relevant to the execution of the HRC Committee’s mandate, including emerging trends, best practices and developments in Canada and the U.S.

In its capacity as independent compensation advisor to the HRC Committee, Meridian reports directly to and acts on the instructions of the Chair of the HRC Committee. Meridian does not provide any other services directly to Encana, unless directed or authorized by the HRC Committee. In 2010, Meridian received $128,905 in respect of its services to the HRC Committee. The HRC Committee renewed Meridian’s engagement as its independent compensation advisor in 2010.

To assist in fulfilling its mandate, the HRC Committee also receives reports and information from management, as well as management’s compensation advisor, Towers Watson, on the competitiveness of the compensation of our executive officers and the effectiveness of our compensation program as a whole. More specifically, Towers Watson provides information to Encana as follows:

•	Competitive analysis of the base salaries, annual incentive awards and long-term incentive awards of our executive officers;

•	Updates on trends and best practices in respect of other human resources matters (including compensation programs) through compensation and workforce surveys and other research methods;

•	General comments and advice regarding the design of our compensation programs, including our annual incentive program and long-term incentive programs; and

•	Advice and analysis in respect of pension and investment matters.

 Notes:

(1) The 2010 annual base salaries and long-term incentive grants of our executive officers (excluding our President & Chief Executive Officer) were approved by the HRC Committee in February 2010, prior to the above noted change to the HRC Committee mandate under which all executive compensation recommendations of the HRC Committee are provided to the full Board for review and approval.

(2) Succession planning for the office of the President & Chief Executive Officer is the responsibility of the NCG Committee of the Board.

The HRC Committee does not rely exclusively on advice or information provided by compensation consultants or by management. Decisions made by the HRC Committee are the responsibility of the HRC Committee and may reflect factors and considerations other than information or recommendations provided by compensation consultants or by management.

Our 2010 Named Executive Officers

We use the term “CEO” to refer to our President & Chief Executive Officer and the term “Named Executive Officers” or “NEOs” to refer collectively to our Chief Financial Officer and other three most highly compensated executive officers for 2010.

For 2010, we will be reporting information for our CEO and the following NEOs:

Randall K. Eresman
President & Chief Executive Officer

Sherri A. Brillon
Executive Vice-President & Chief Financial Officer

Michael M. Graham
Executive Vice-President (President, Canadian Division)

R. William Oliver
Executive Vice-President & Chief Corporate Officer

Jeff E. Wojahn
Executive Vice-President (President, USA Division)

Our Compensation Program

Our compensation program is designed to establish a strong link between performance results and rewards. More specifically, our incentive compensation programs encourage the achievement of identified performance criteria and reward demonstrated individual, team and corporate results.

While this CD&A specifically addresses executive compensation, we believe in generally providing the same elements of compensation and types of incentives to our employees, regardless of their level, from our President & Chief Executive Officer to our full-time entry level employees. Certain additional programs, such as the perquisites provided to our executive officers described in “Other Compensation” at page 31, reflect competitive practices for executive officers among the companies with whom we compete for talent. While we may implement special, one-time programs in exceptional circumstances, they are not part of our regular compensation program.

Elements of Total Compensation

The following Compensation Elements Table outlines the key components of our compensation program in 2010 and what each element is designed to reward.

2010 Compensation Elements Table
Compensation		How Determined and	Objective and	What the Element
Element	Form	When Paid	Rationale	Rewards
Base Salary	Cash	Annual review, typically in February. Paid throughout year.	Provide a competitive (approximately median) level of base pay to support attraction and retention, while also having regard to internal equity.	Experience, expertise, knowledge and scope of responsibilities.

Annual Incentive Program, which we call our “High Performance Results” Program	Cash	Annual assessment, typically in February following the performance year. Payout (where applicable) typically end of February.
Reward annual performance and results achieved by the executive officer, his or her team and Encana as a whole, at a level competitive with market practice, and commensurate with individual and organizational performance.
Achievement of annual company objectives, individual performance goals, and conduct consistent with our core values.

Long-term Incentive Program (2010)	Performance Share Units (“PSUs”) Granted as units, may be settled in either cash or shares, as determined by the HRC Committee.
Eligibility to vest conditional on the achievement of specific performance criteria, based on our LTI Recycle Ratio (defined hereafter), assessed annually over a three-year period. PSUs deemed ineligible to vest (based on performance) are forfeited and cancelled.

Vesting and payout deferred for a period of three years following grant. No payout where performance objectives not achieved.

Three-year term.

Reward achievement of longer-term performance criteria, measured over three-year period. Facilitate retention. Align the interests of our executive officers with those of our shareholders by encouraging achievement of identified performance measures.
Achievement of annual company objectives measured annually but reward deferred over the mid to long-term. Retention.

Long-term Incentive Program (2010)	Stock Options (with associated Tandem Stock Appreciation Rights (“TSARs”)) in Canada. Stock Appreciation Rights (“SARs”) in U.S.	Time-based grant. Annual vesting schedule of 30/30/40% over three years. Expire following five-year term.
Rewards achievement of long-term performance over a five-year term, assist with retention, and align the long-term interests of our executive officers with those of our shareholders through required share ownership levels.
Achievement of company objectives measured and deferred over the mid to long-term.

Long-term Incentive Program (Historical Grants)	Replacement Stock Options (with associated TSARs) in Canada. Replacement SARs in U.S.
Vesting schedule of 30/30/40% over three years.

In addition to time-based vesting conditions, vesting of two-thirds of the grants also conditional on achievement of specific performance criteria, based on LTI Recycle Ratio.

Expire following five-year term.

Reward achievement of long-term performance measured over a five-year term, assist with retention and align the interests of our executive officers with those of our shareholders through required share ownership levels.
Sustained performance results, share price increases and achievement of specific performance measures.

Other Compensation	Group life, health, dental benefits, investment plan. Industry competitive perquisites.		Provides a competitive total compensation package that includes benefits and perquisites at a level competitive with market practice.	For perquisites, experience, expertise, knowledge and scope of responsibilities. For other benefits, service and retention.

Pension and Other Retirement Benefits	Defined Benefit Plan (CEO and three NEOs) Defined Contribution Plan (one NEO) Supplemental Pension Plan	Payable upon retirement.	Provide a retirement program to facilitate long-term financial security and support retention of our executive officers, with a value that is competitive with market practice.	Experience, expertise and service/retention.

We use the term “Total Compensation” to refer to all of the above compensation elements. We use the term “Total Direct Compensation” to refer to base salary, our annual incentive and long-term incentive programs (which is Total Compensation, excluding pension, other retirement benefits and other compensation).

Elements of Our Compensation Decision-Making

Market Data and our Compensation Peer Group

Encana competes for talent primarily with other companies in the North American oil and gas industry. To ensure we are compensating our employees, including our executive officers, fairly and competitive with the market for their skills and contributions, we use third party compensation surveys. These surveys are used to compare our compensation levels and program design with those of other companies with whom we compete for talent in Canada and the U.S. We also review our compensation internally to ensure compensation levels remain fair and preserve internal equity.

For executive compensation, we benchmark our compensation levels (including base salary, annual incentive and long-term incentives) and program design against a comparator group of peer companies selected by the HRC Committee based on their comparability to Encana in terms of industry, business diversity, size and complexity, taking into consideration factors such as enterprise value, market capitalization and Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”). This group is referred to as our “Compensation Peer Group”.

The HRC Committee assesses the compensation of our executive officers in relation to comparable executive positions within the Compensation Peer Group. Competitive data from our Compensation Peer Group is used by the HRC Committee for three main purposes: (i) to ensure our executive compensation program, as a whole, remains competitive: (ii) to assist in establishing compensation levels for our executive officers; and (iii) to assist the HRC Committee in developing Total Direct Compensation recommendations in respect of our CEO and our other executive officers. Once developed, these Total Direct Compensation recommendations are provided by the HRC Committee to the Board for its review and approval.

The Compensation Peer Group is regularly reviewed by the HRC Committee, which makes such changes as may be necessary to ensure our Compensation Peer Group remains current and a suitable benchmark in light of the above factors.

2010 Compensation Peer Group

In 2010, a comprehensive review of our Compensation Peer Group was performed to ensure it remained an appropriate benchmark for our executive compensation. This review, conducted with input from management and external compensation consultants, was undertaken by the HRC Committee in response to the following factors: (i) Encana’s new natural gas focus, structure, and business strategy; (ii) changes to our competitive environment arising, in part, from the rapid growth in our USA Division, which now represents more than one-half of our capital allocation and production; and (iii) the need to ensure that Encana remains competitive and well positioned to retain the talent necessary to execute on our growth strategy, particularly in light of increased competition from a greater number of U.S. companies.

The primary selection criteria used to determine the appropriate peer group included production, EBITDA, enterprise value and revenue and market capitalization. Particular caution was applied to ensure the selection of an appropriately sized peer group and to exclude significantly larger industry peers, to avoid unintended upward trending in compensation market data.

Following its review, in October 2010, the HRC Committee approved the following new Compensation Peer Group, comprised of six Canadian-based and seven U.S.-based companies from within the industry, identified based on the above selection criteria (the “2010 Compensation Peer Group”):

•	Anadarko Petroleum Corporation

•	Apache Corporation

•	Canadian Natural Resources Limited

•	Chesapeake Energy Corporation

•	Devon Energy Corporation

•	EOG Resources, Inc.

•	Hess Corporation

•	Husky Energy Inc.

•	Imperial Oil Limited

•	Noble Energy Inc.

•	Nexen Inc.

•	Suncor Energy Inc.

•	Talisman Energy Inc.

The 2010 Compensation Peer Group was used by the HRC Committee and the Board for the most recent compensation review conducted for our CEO and NEOs and will be used to establish 2011 Total Direct Compensation for our executive officers.

Decisions regarding the 2010 annual base salary and long-term incentive grants of our executive officers were reached by the HRC Committee and the Board in February 2010, prior to adoption of the 2010 Compensation Peer Group. This review considered our prior Compensation Peer Group, comprised of the same companies in our 2010 Compensation Peer Group (with the exception of Noble Energy Inc.), as well as Marathon Oil Corporation, Murphy Oil Corporation, Petro-Canada and XTO Energy Inc.

Marathon Oil Corporation and Murphy Oil Corporation were excluded from our 2010 Compensation Peer Group as they were not considered comparable industry peers for this purpose, based on the above factors. Petro-Canada and XTO Energy Inc. were also excluded as a consequence of corporate transactions which occurred in respect of these organizations in 2009 and 2010.

Target Compensation

Encana has generally targeted the Total Direct Compensation of our CEO and our NEOs to be at a level consistent with the Total Direct Compensation provided to comparable executive roles within our Compensation Peer Group. More specifically, we target Total Direct Compensation for our CEO and NEOs to be at approximately the median of our Compensation Peer Group, with the ability to provide higher compensation for enhanced performance and lower compensation for lesser performance.

Based on the most recently available market data in respect of our 2010 Compensation Peer Group, we have determined that the Total Direct Compensation of our CEO was 22 percent below the median of the Total Direct Compensation of the CEOs within our 2010 Compensation Peer Group. His 2010 Total Direct

Compensation includes his 2010 annual base salary, 2010 High Performance Results Award (paid in 2011) and 2010 long-term incentive grant.

Based on the same market data, we have determined that in 2010, the Total Direct Compensation of our NEOs was approximately 15 percent below the median of the Total Direct Compensation of comparable executive officers in our 2010 Compensation Peer Group.

Our Executive Compensation “Pay Mix”

Our compensation program is designed to motivate and appropriately reward our CEO and our other executive officers for the execution of overall corporate strategy, recognize individual contributions and demonstrated team and corporate performance results and reward conduct consistent with our core values.

We achieve this by focusing a significant component of our executive compensation on performance-based or “at risk” elements. We believe this focus strongly motivates our executive officers to exceed performance expectations and reinforces accountability for individual, team and overall corporate performance. By incorporating both short-term and long-term reward horizons and the use of diverse, risk-adjusted performance measures, such as our balanced scorecard, as well as various types of incentive awards, which do not disproportionately promote any one single or select few factors or metrics, we believe these performance-based elements strike an appropriate balance between motivating enhanced performance and mitigating potential compensation-related risk.

The respective proportion of each element of the 2010 Total Direct Compensation of our CEO is illustrated in the following chart:

President & Chief Executive Officer (or “CEO”)

The respective proportion of each element of the 2010 Total Direct Compensation of our NEOs is similarly illustrated in the following chart:

Named Executive Officers (or “NEOs”)

As illustrated above, in 2010, approximately 85 percent of our CEO’s Total Direct Compensation was in the form of performance-based or “at risk” incentive compensation. Similarly, in 2010, approximately 76 percent of our NEOs’ Total Direct Compensation was provided in the form of performance-based or “at risk” incentive compensation.

We believe the strong emphasis on performance-based compensation in our executive compensation program provides a direct and motivating link between pay and performance, and closely aligns the interests of our executive officers with those of our shareholders.

Total Compensation and 2010 Compensation Decisions

The following describes each element of Total Compensation of our CEO and other executive officers. Also described are the decisions reached by the HRC Committee and the Board in 2010 regarding each element of Total Direct Compensation of our CEO and NEOs.

Base Salary

The HRC Committee recommends to the Board for approval the annual base salary of our CEO, Randall K. Eresman. In 2010, the annual base salaries of our NEOs were approved by the HRC Committee and reported to the Board. In doing so, the HRC Committee considers the following:

•	recently available competitive market data from our Compensation Peer Group, after taking into account the size and nature of our business, and, in respect of our NEOs, the nature and scope of their respective responsibilities;

•	individual experience, skills and expertise;

•	individual performance, including strategic leadership and/or exceptional demonstrated contributions;

•	individual considerations, such as retention risk;

•	internal equity considerations; and

•	in respect of our NEOs, the recommendations of our CEO.

The base salaries of all employees, including our executive officers, are reviewed annually, typically in February, with any adjustments made effective April 1 of each year. Base salaries may also be adjusted at other times of the year in connection with a promotion or other significant change in role or responsibilities. Any change to the annual base salary of our CEO or other executive officers is reviewed by the HRC Committee and requires approval of the Board.

In February 2010, the HRC Committee reviewed the annual base salaries of our CEO and our executive officers, including our NEOs.

In respect of our CEO, the Board approved an annual base salary increase of 3.7 percent, effective April 1, 2010, to align with competitive market data and reflect the fact that this component of our CEO’s compensation had not been adjusted since 2008.

In respect of our NEOs, based on competitive market data and the recommendation of our CEO, the HRC Committee approved base salary increases for two of our NEOs, our Divisional Presidents, Messrs. Graham and Wojahn. Annual base salaries for our remaining two NEOs and for three of our four remaining executive officers were maintained by the HRC Committee at their existing (December 2009) levels.

The annual base salaries of our CEO and NEOs as at December 31, 2010, were therefore as follows:

2010 Annual Base Salaries
2010 Base Salary
Name and Position	($)
Randall K. Eresman President & Chief Executive Officer	1,359,540

Sherri A. Brillon Executive Vice-President & Chief Financial Officer	485,550

Michael M. Graham Executive Vice-President (President, Canadian Division)	728,325

R. William Oliver Executive Vice-President & Chief Corporate Officer	534,105

Jeff E. Wojahn Executive Vice-President (President, USA Division)	781,736 (1)

Note:

(1)	Above includes Mr. Wojahn’s 2010 Project Allowance of $53,411, payable in respect of his cross-border assignment to the U.S., and which is in addition to annual base salary.

Further information regarding the 2010 annual base salaries of our CEO and NEOs is provided in our Summary Compensation Table at page 34.

Annual Incentive Program — High Performance Results Program

Our annual incentive or “High Performance Results” (“HPR”) program, is a key component of our CEO and NEO pay. Through the assessment of both: (i) individual performance; and (ii) a comprehensive evaluation of team, divisional and company-wide performance, our HPR program motivates individual achievement and rewards demonstrated organizational results. Our HPR Awards are determined annually and, where individual and organizational performance objectives are achieved or exceeded, are generally paid by the end of February of the following year.

Evaluation of our CEO: HPR Award

Our CEO’s Target HPR Award is 125 percent of his annual base salary, with an ability to earn up to a maximum of 200 percent of his Target HPR Award. Our Board also retains the discretion to award the CEO additional amounts for exceptional performance or contributions in a particular year.

The HPR Award for our CEO is recommended by the HRC Committee and is determined by the Board based on its assessment of our CEO’s individual performance in providing overall direction and leadership to the business and affairs of Encana, having regard to the following:

•	achievement of individual objectives;

•	strategic leadership over the year;

•	Encana’s overall operational and consolidated performance and achievement of strategic initiatives, including as evaluated in our Corporate Performance Scorecard process (outlined below);

•	Encana’s performance relative to the industry’s general competitive operating and financial environment; and

•	the results of Encana’s overall annual reserves evaluation.

In considering our CEO’s overall performance, the Board generally takes into account his achievements in respect of specific objectives, including the following:

•	Corporate Strategy and Operational Performance

−	Develop, communicate and execute a corporate strategy designed to achieve sustained, profitable growth.

−	Maximize shareholder value, taking into account the opportunities and risks of the business we operate.

−	Provide leadership of Encana’s affairs with a view to balancing short-term growth while also positioning the company for medium and long-term growth.

−	Achieve performance targets and objectives set out in the approved Budget and aligned with the strategic plan.

−	Foster and lead a culture of safety for our operations.

•	Financial Performance and Enterprise Risk Management

−	Steward Encana’s operating and capital expenditures.

−	Ensure sound financial performance as evidenced by the achievement of key performance measures.

−	Identify significant risks to Encana’s business and ensure that procedures are established to mitigate the impact of the risks in the best interests of our shareholders.

−	Steward enterprise risk management through executive level oversight.

•	Corporate Governance and Corporate Responsibility

−	Foster a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

−	Continuously improve upon our safety, environmental and regulatory compliance record. Ensure implementation and achievement of performance targets throughout Encana.

−	Ensure cooperation with our stakeholders, including regulators, land owners and the general public.

−	Foster best practices.

•	Employment Practices

−	Ensure an effective process for management development and succession planning for the executive team.

−	Monitor executive team performance against individual objectives contained in performance contracts.

−	Ensure that Encana remains an employer of choice, able to recruit and retain the best people.

In evaluating Encana’s overall operational and consolidated performance and achievement of strategic initiatives, the Board also considers the results of our Corporate Performance Scorecard process, described below.

Corporate Performance Scorecard

Following the end of each year, we evaluate our overall performance using a comprehensive Corporate Performance Scorecard process which assesses the following:

•	results achieved by Encana relative to objectives set and approved by the Board for the year;

•	the overall business environment and changes to our business priorities, as directed by management and endorsed by the Board over the year; and

•	Encana’s performance relative to the industry’s general competitive operating and financial environment.

The Corporate Performance Scorecard process reviews and measures the performance of each business unit and division, as well as our overall consolidated corporate performance, for the year. For 2010, our Corporate Performance Scorecard focused on the following measures, which fall into two main categories:

•	Operational Performance — weighted 60 percent, which evaluates operational metrics (summarized in the table below), against Encana’s annual Budget or, in the case of environmental, regulatory and safety results, on our year-over-year performance; and

•	Consolidated Performance — weighted 40 percent, which evaluates our overall performance using a number of financial and other metrics (summarized in the following table).

The Corporate Performance Scorecard process also evaluates specific strategic initiatives which contributed to the achievement of Encana’s operational or financial objectives during the year. Strategic initiatives evaluated for 2010 are summarized in the table below. For 2010, the Board arrived at its decision to pay an HPR Award to Mr. Eresman, evaluating the above elements as follows:

Performance Measure	2010 Results	Performance Assessment
Operational Performance – Weighted 60%		Superior despite cost pressures and service
industry constraints
Total Production	3.32 billion cubic feet equivalent (“Bcfe”) per day Exceeded Budget of 3.29 Bcfe per day by 1% Achieved 11% growth over 2009 and 12% increase on a per share basis over 2009	Superior Exceeded Budget for production despite service industry constraints and property dispositions

Capital	$4.68 billion 4% below Budget of $4.87 billion	Superior Effective response to cost pressures, executed targeted activity for the year

Capital Program Performance	Capital program underspent and delivered within 10% of economic metrics	Competent Capital program executed effectively, metrics impacted by localized cost pressures and service availability

Total Operating Costs	$0.94 billion $0.77 per thousand cubic feet equivalent (“Mcfe”) 9% below Budget of $1.04 billion 10% below Budget of $0.86/Mcfe on a per unit operating cost basis	Outstanding Significantly lower than Budget expectations

Environmental and Regulatory Results	Decrease of 18% in number of reportable spills over 2009; increase in reportable spill volume	Superior Reportable spill volume impacted by a single flow-back water spill event

Safety Performance	Decrease in total recordable injury frequency (“TRIF”) of 5% from 2009
Slight increase in lost time (“LT”) incident rate
Decrease in Motor Vehicle Incident (“MVI”) rate of 6% from 2009
	Zero fatalities in 2010	Superior Indicators generally improved over prior year

Performance Measure	2010 Results	Performance Assessment
Consolidated Performance – Weighted 40%		Superior despite challenging economic
environment
Total Proved Reserves	14.3 trillion cubic feet equivalent (“Tcfe”) of proved reserves, based on forecast pricing Added 3.1 Tcfe of proved reserves Drill bit production replacement of 254%	Outstanding Significant growth in proved reserves base.

Netbacks	$3.08/Mcfe (excluding hedging), total netback of $4.05/Mcfe (including hedging)	Competent Netbacks impacted by low natural gas prices, realized 30% uplift from hedging

Operating Earnings	$0.90 per share diluted or $0.66 billion total	Competent Results impacted by low natural gas prices

Cash Flow	$6.00 per share diluted or $4.43 billion total	Competent Results impacted by low natural gas prices

Free Cash Flow	-$0.33 billion Exceeded Budget target	Superior Budget target exceeded through cost savings and efficiencies

Dividend	$0.80 per share	Superior Maintained stable quarterly dividend despite challenging economic environment

Return on Capital Employed	8% return	Superior Competitive in current market conditions

Debt to Capitalization	31%	Superior Strong result despite challenging economic environment Maintained financial flexibility

Debt to EBITDA	1.4 times	Superior Strong result despite challenging economic environment Maintained financial flexibility

Performance Measure	2010 Results	Performance Assessment
Strategic Initiatives		Superior – Key corporate and strategic objectives
achieved
Corporate Strategy	Announced a new strategy to achieve among the highest growth rates for our industry at among the lowest costs	Successfully transitioned company to higher growth business model

Development of Resource Plays	Successfully advanced key and emerging resource plays	Milestones in key areas achieved

Cost Reductions	Realized significant operating and capital cost efficiencies	Efficiencies through continuous improvement, movement to resource play hub operations, increased focus – offset inflation in many areas

Acquisitions and Divestitures	Completed significant acquisition and divestiture activity and secured new farmout commitments	Successful completion of acquisitions of $733 million and divestitures of $883 million Net divestiture of $150 million in non-core assets supported share buyback program

Hedging	Hedging positions for 2010 resulted in realized after-tax gains of $0.8 billion	Enabled Encana to execute its planned capital program and maintain dividend level despite low gas prices

For disclosure with respect to the references to non-GAAP measures such as cash flow, operating earnings, free cash flow, adjusted EBITDA and information relating to the presentation of oil and gas information, see Appendix A to this Information Circular.

Following its review, and in consideration of his overall performance in providing direction and strategic leadership to Encana in 2010 in the above areas, in February 2011, the Board approved a 2010 HPR Award to Mr. Eresman of $2,549,138, representing approximately 150 percent of his Target HPR Award.

In deciding to make this HPR Award to Mr. Eresman, our Board considered Encana’s superior operating and consolidated performance in 2010, as outlined in the above performance assessment. More specifically, the Board considered Encana’s achievement of strong operational and financial results despite challenging business and operating conditions, including increased cost pressures and a continued depressed natural gas price environment. The Board also considered Mr. Eresman’s strong individual performance and continued focused leadership, as demonstrated by the successful execution of Encana’s operational and financial objectives and achievement of its strategic initiatives in 2010. The Board also recognized Mr. Eresman’s successful stewardship of Encana to ensure effective risk management, demonstrated capital discipline and continued pursuit of lower cost structures to further the achievement of Encana’s strategic objectives.

Evaluation of HPR Award for our NEOs

The Target HPR Awards for our NEOs range from 50 percent to 75 percent of annual base salary. NEOs are also eligible to earn a maximum HPR Award of up to two times their Target HPR Award for outstanding performance in a given year. The HRC Committee also retains the discretion to approve the award of additional incentive compensation to our NEOs for exceptional performance or contributions during the year.

HPR Awards for each of our NEOs are comprised of the following two elements weighted and assessed as follows:

HPR Program
	Individual Award	Team Award
Weighting	50%, based on factors outlined below	50%, based on factors outlined below

Factors Considered
•    leadership and commitment;

•    achievement of individual objectives, as agreed with the CEO and referenced in the NEO’s performance contract; and

•    significant contributions to Encana’s operating and consolidated results or strategic initiatives attributable to the individual performance or achievements of the NEO

•    25% based on overall company-wide Corporate Performance Scorecard results; and

•    25% based on scorecard results of the respective operating Division reporting to the NEO; or for NEOs leading a Corporate Division, the weighted average of Divisional scorecard results

Based on the performance assessments made by our CEO, and the recommendation of the HRC Committee, the HPR Awards approved by the Board in February 2011 as well as the respective HPR Award eligibility ranges for our NEOs for the year ending December 31, 2010, are as follows:

2010 HPR Awards
	Minimum HPR	Target HPR	Maximum HPR
	Award	Award	Award(1)	2010 HPR Award
Name and Position	($)	($)	($)	($)
Sherri A. Brillon Executive Vice-President & Chief Financial Officer	0	315,608(2)	631,215	524,697

Michael M. Graham Executive Vice-President (President, Canadian Division)	0	546,244(3)	1,092,488	962,755

R. William Oliver Executive Vice-President & Chief Corporate Officer	0	267,053(4)	534,105	443,975

Jeff E. Wojahn Executive Vice-President (President, USA Division)	0	586,302(3)	1,172,603	916,096

Notes:

(1)	Maximum HPR Award for each NEO is based on eligibility to receive two times Target HPR Award for outstanding performance.

(2)	2010 Target HPR Award is 65 percent of base salary.

(3)	2010 Target HPR Award is 75 percent of base salary.

(4)	2010 Target HPR Award is 50 percent of base salary.

Upon the recommendation of the HRC Committee, in February 2011, the Board approved the above 2010 HPR Awards for our NEOs in light of the above factors and the assessment of their respective performance, as recommended by our CEO, referred to below.

Sherri A. Brillon, Executive Vice-President & Chief Financial Officer

Ms. Brillon demonstrated prudent corporate financial stewardship as Encana’s Chief Financial Officer (“CFO”) in 2010. Ms. Brillon also provided effective leadership to a broad corporate portfolio including Planning, Portfolio Management, Financial Compliance and Audit, Treasury, Tax, Legal and Corporate Secretarial and Corporate Risk. Key achievements in 2010 included the development of Encana’s new strategic plan, oversight of the plan’s alignment with project execution and stewardship of Encana’s Project Approval Request (“PAR”) methodology, as well as operational analysis, business modeling and performance reporting. Strong oversight of key functions and initiatives maximized audit, financial, risk and tax effectiveness, while ensuring best practices in legal compliance and overall corporate governance.

Performance Measure and Results	Performance Assessment

Achieve Agreed Upon Results:

Development and delivery of a clear strategic plan while ensuring the achievement of internal alignment critical to execution and achievement of results. Provided consistent and effective communication of new strategic plan to analysts, banks and credit agencies.	Outstanding

Oversight of Encana’s PAR process and overall portfolio, framing resource allocation decisions and deliverable analysis in the development of the capital budget, including coordinated internal communication to ensure alignment with the strategic plan. Effective oversight of business modeling ensured timely response to emerging business and other opportunities with potential strategic and/or operational impact. Consistent performance reporting and analysis, including scorecards, and key business unit comparisons.	Outstanding

Successful execution of comprehensive audit plan regarding Sarbanes-Oxley Act (“SOX”) compliance, high risk audits, and continuous monitoring. Coordinated and effective oversight of Encana’s legal services, enhancing overall compliance and minimizing risk exposure. Strong oversight of Corporate Secretarial on Board matters and maintenance of Encana’s strong corporate governance practices.	Superior

Successfully maintained Encana’s market access to funding and appropriate debt metrics. Alignment of clear strategic finance objectives with operational plans. Successful execution of Normal Course Issuer Bid, reduction in bank fees and renewal of Encana’s $4 billion U.S. debt shelf and commercial paper program achieved.	Superior

Simplified Encana’s legal and financial structures. Development of proactive internal risk support methodology to identify and analyze potential areas of corporate risk and ensure internally consistent and comprehensive risk reporting. Restructuring of insurance program to reflect Encana’s new risk profile successfully completed.	Outstanding

Michael M. Graham, Executive Vice-President (President, Canadian Division)

Under Mr. Graham’s leadership, the Canadian Division achieved outstanding results on their 2010 Team Scorecard. Total production exceeded 2010 Budget expectations, notwithstanding the disposition of non-core assets. Solid reductions in operating costs and the innovative deployment of technology and resources created demonstrated operational efficiencies. Safety and environmental results were outstanding, highlighting the success of Division-wide training and related initiatives in 2010. Development of key emerging resource plays continued to progress. Divestitures, key acquisitions and effective use of joint ventures and farmouts continued to enhance the Division’s asset portfolio.

Performance Measure and Results	Performance Assessment

Achieve Agreed Upon Results:
Total production of 1,402 MMcfe/d, up 3% from Budget. Total operating costs decreased to $1.06/Mcfe, a reduction of 10% from Budget. Total proved reserves increased by 12% over 2009, and the Division added approximately 1.2 Tcfe of reserves through the drill bit.	Outstanding

Safety, Environmental and Regulatory Results:
LT incidents decreased 42%, while TRIF for employees decreased by 51% and 31% for contractors. Strong decrease in MVI rates from 2009. Implementation of continued focus on safety performance and comprehensive training throughout the Division in 2010 yielded demonstrated results. Number of reportable spills decreased by 50%, while reportable spill volumes decreased 79% from 2009.	Outstanding

Achieve Strategic Objectives:
Successful acquisition activities of approximately $592 million and divestitures of approximately $288 million. Successful use of joint ventures and farmouts attracted new commitments and continued to high grade the Division’s asset portfolio. Effective development of key emerging resource plays. Innovative use of technology and resources and execution of continued cost-discipline throughout the Division achieved solid reductions in overall costs.	Outstanding

R. William Oliver, Executive Vice-President & Chief Corporate Officer

Mr. Oliver demonstrated strong corporate leadership as Chief Corporate Officer in 2010, providing effective stewardship of Encana’s Investor Relations, Human Resources, Information Services, Communications, Administration Services, Media Relations, and Community Involvement functions. Key achievements in 2010 included early restructuring of the Corporate Office to align with Encana’s new focus, while continuing to provide cost-effective support to our operations. Mr. Oliver was also critical to the development and delivery of clear and consistent communication to our investors, employees and other stakeholders regarding Encana’s new strategy and North American natural gas focus. Key alignment achieved through the development of new Human Resources, Information Technology and Community Involvement strategies and initiatives in support of Encana’s new strategic direction.

Performance Measure and Results	Performance Assessment

Achieve Agreed Upon Objectives:
Provided clear consistent external communication of Encana’s new corporate strategy through effective use of high quality investor communications, news releases and presentations, including Encana’s award-winning 2009 Annual Report. Oversight of delivery of an effective and creative communication strategy to promote Encana’s new North American natural gas focus to internal and external stakeholders, including through the use of social media.	Outstanding

Oversight of development of a Human Resources (“HR”) strategy aligned with Encana’s strategic objectives and delivery of HR programs to recruit, develop, retain and reward our skilled and talented workforce, while continuing to enhance Encana’s reputation as an employer of choice. Provision of timely and professional management support to the HRC Committee and the Board on HR matters. Effective stewardship of Encana’s Pension Management and Corporate Communications Committees.	Superior

Effective leadership of Media Relations established solid relationships with key stakeholders. Effective and timely implementation of a new Community Involvement strategy to support and recognize our North American stakeholders and align with our new focus and strategic objectives. Successful stewardship of Encana’s charitable giving programs, resulting in Encana and employee contributions of $20 million in 2010.	Superior

Strong stewardship of Encana’s Information Technology (“IT”) budget and over 125 initiatives designed to align Encana’s IT environment and infrastructure with our North American operations, cost-efficient model and strategic objectives, including development of a three-year plan, and cost-effective application and rationalization of existing IT resources.	Outstanding

Jeff E. Wojahn, Executive Vice-President (President, USA Division)

Under Mr. Wojahn’s leadership, the USA Division achieved superior results on their 2010 Team Scorecard, notwithstanding challenging external conditions, including significant cost pressures and other operating constraints. Total production for the Division substantially met 2010 Budget expectations, while strong reductions in operating costs created solid operational results. Successful execution of the Division’s land retention strategy, continued development of key emerging plays, effective use of joint ventures and disposition of non-core assets demonstrated strong execution of the Division’s key strategic initiatives in 2010.

Performance Measure and Results	Performance Assessment

Achieve Agreed Upon Objectives:
Total production increased 14% from 2009 to 1,919 MMcfe/d, just 1% below Budget. Total proved reserves were 12% over 2009, and the Division added over 1.9 Tcfe of proved reserves through the drill bit. Total operating costs decreased to $0.56/Mcfe, a reduction of 12% from Budget.	Superior

Safety, Environmental and Regulatory Results:
Decrease in TRIF for employees of 68% offset by 27% increase for contractors. Increase in LT incidents and in MVI rate from 2009 reflected improvements in internal reporting, while severity of incidents declined. Increase in number of reportable spills by 9% and reportable spill volumes by 161% from 2009 impacted by a single event.	Superior

Achieve Strategic Objectives:
Disciplined execution of key strategic initiatives, including successful execution of the Division’s land retention strategy. Disciplined development of key emerging plays and successful completion of strategic acquisitions valuing $141 million and disposition of $595 million in non-core assets. Effective use of key joint ventures and continued execution of cost saving initiatives throughout the Division lowered core capital spending and total operating costs in 2010.	Outstanding

For disclosure with respect to the references to non-GAAP measures such as cash flow, operating earnings, free cash flow, adjusted EBITDA and information relating to the presentation of oil and gas information, see Appendix A to this Information Circular.

Long-Term Incentive (“LTI”) Program

Our LTI program is designed to encourage and reward the achievement of stated performance criteria as well as increases in Encana’s Common Share price. Since 2007, we have achieved this through offering our employees, including our executive officers, a combination of performance-based and time-based LTI grants.

Our performance-based LTI grants use a key industry metric, Recycle Ratio, as their performance criteria. These grants include our 2010 performance share unit (“PSU”) grant as well as performance-based stock options granted from 2007 to 2009. Under these grants, the number of LTIs eligible to vest in a particular year is determined by achievement of specific performance thresholds, based on Recycle Ratio.

Our Performance Criteria: Recycle Ratio

We believe Recycle Ratio is an appropriate measure of the value added through our operations. It measures our ability to generate operating cash flow in excess of the all-in costs of adding reserves. Recycle Ratio is calculated on a proved reserves basis. It is rounded up to the nearest 0.05. For the purposes of determining the vesting of our performance-based LTI grants, Recycle Ratio (our “LTI Recycle Ratio”) is calculated as follows:

LTI Recycle Ratio	=	Netback (per Mcfe) Finding & Development costs (per Mcfe)

Netback is calculated after hedging, less corporate administration costs. Finding & Development costs are calculated based on capital spending (capital efficiency) and reported proved reserves additions.

Encana retains an independent firm to review the calculation of our LTI Recycle Ratio at the end of the year, following the determination of our total proved reserves by external reserves evaluators. The HRC Committee also retains the discretion to confirm the LTI Recycle Ratio applicable to determine the vesting of performance-based LTIs in a particular year.

Further details regarding our respective LTI plans, as well as our performance-based LTI grants, are provided below.

Our Current LTI Program

Our current LTI program consists of three elements: (i) time-based stock options (or in the U.S., stock appreciation rights) granted in 2010; (ii) PSUs granted in 2010; and (iii) historical LTI grants, made between 2007 and 2009, representing a combination of time-based and performance-based stock options (or in the U.S., stock appreciation rights). As a result of the 2009 Plan of Arrangement which split Encana into two separate publicly traded entities (the “Arrangement”), Encana and Cenovus Energy Inc. (“Cenovus”), these historical LTI grants were allocated between the two companies as Encana and Cenovus “Replacement Options”, respectively. These Replacement Options are discussed in greater detail below.

Stock option grants to our Canadian employees are made pursuant to our Employee Stock Option Plan (“ESOP”), which was approved by our shareholders, and have associated Tandem Stock Appreciation Rights (“TSARs”). Grants of stock appreciation rights (“SARs”) are made to our U.S. employees pursuant to our Employee Stock Appreciation Rights (“ESAR”) Plan. PSUs are granted to both Canadian and U.S. employees pursuant to our Performance Share Unit (“PSU”) Plan, amended in 2010 to reflect our new plan design, including the deferral of vesting for a period of three years following the grant date.

Further information regarding our 2010 LTI grants, and outstanding Replacement Options grants, is provided below.

2010 LTI Grant

Consistent with our history of performance-based LTI grants, in February 2010, the HRC Committee approved an LTI grant to our employees, including our executive officers, consisting of an equal combination of: (i) time-based stock options; and (ii) PSUs. Each of these 2010 LTI grants is discussed below.

(i)	Time-Based Stock Options:

For our 2010 LTI grant, our employees, including our executive officers, received a grant of time-based stock options. Pursuant to our ESOP, stock options are granted based on a grant price, which is the closing price of Common Shares on the Toronto Stock Exchange (“TSX”) on the day immediately prior to the grant date. Time-based stock options vest based on a schedule whereby 30 percent vest on the first anniversary of the grant date, 30 percent vest on the second anniversary, and 40 percent vest on the third anniversary. The grant and vesting of stock options is conditional upon the terms and conditions of the ESOP and the corresponding grant agreement, including continued active employment on the vesting date. Our stock options have a five-year term, after which they expire if unexercised.

Since 2004, stock options granted to our employees, including our CEO and NEOs, have associated TSARs, which entitle the option holder to surrender the right to exercise the stock option to purchase a specified number of Common Shares and instead receive cash or Common Shares (at Encana’s election). When a TSAR is exercised, the right to the underlying common share is forfeited. The amount paid on the exercise of a TSAR is the closing price of the Common Shares on the TSX on the last trading day preceding the date the TSAR was exercised, less the grant price for the stock option, multiplied by the number of stock options surrendered.

We have granted stand-alone SARs (and not stock options) to employees of our U.S. affiliates since 2008. In 2010, employees of our U.S. affiliates received time-based SARs. Neither our CEO nor any of our NEOs currently hold SARs.

(ii)	PSUs:

The 2010 PSU grant was made pursuant to our PSU Plan, which was amended by the Board in 2010 to reflect our new plan design.

The 2010 PSU grant is comprised of three tranches, assessed each year to determine vesting eligibility, in accordance with the following schedule: 30 percent on the first anniversary of the grant date; 30 percent on the second anniversary; and 40 percent on the third anniversary.

The number of PSUs deemed “eligible” to vest for each tranche of the 2010 PSU grant is determined annually by the HRC Committee based on our LTI Recycle Ratio performance during the preceding performance year, in relation to the following specified performance thresholds:

2010 PSU Grant:
Performance Vesting Thresholds
LTI Recycle Ratio	Percentage of PSUs Eligible to Vest(1)
3.0 or Greater	150%

2.5	100%

2.0	50%, remaining 50% are forfeited

Between 2.0 and 3.0	Vesting occurs on a linear basis; corresponding portion eligible to vest; remainder are forfeited.

Note:

(1)	The number of PSUs determined, based on performance, to constitute eligible PSUs in each respective tranche is assessed by the HRC Committee following each performance year, typically in February.

Where the LTI Recycle Ratio in a given year is less than 2.0 or greater than 3.0, the HRC Committee retains the discretion to determine whether, and the extent to which, PSUs for that tranche may become eligible to vest.

PSUs deemed eligible to vest based on achievement of the above performance thresholds (“Eligible PSUs”) are held in a notional PSU account until the vesting date, which is three years following the grant date (the “PSU Vesting Date”). PSUs determined by the HRC Committee to be ineligible to vest in a particular year are forfeited and cancelled.

For the 2010 PSU grant, each PSU deemed an Eligible PSU for a particular year is attributed a notional value based on the average closing price of Encana Common Shares on the TSX over the last twenty trading days of the performance year measured. For U.S. employees, the average closing price on the New York Stock Exchange (“NYSE”) over the same period is used. This notional amount is recorded in the respective employee’s PSU account until the PSU Vesting Date. A similar performance evaluation, based on our LTI Recycle Ratio, is performed by the HRC Committee each of the three years of the grant to determine the number of Eligible PSUs, based on the above performance thresholds. PSUs deemed Eligible PSUs in subsequent years of the grant are similarly notionally valued and recorded in the employee’s PSU account, pending the PSU Vesting Date.

PSUs deemed Eligible PSUs attract dividend equivalents. Once converted into a notional cash amount, Eligible PSUs cease to attract dividend equivalents. PSUs deemed ineligible to vest by the HRC Committee are forfeited and cancelled and therefore do not attract dividend equivalents. In respect of notional cash amounts representing Eligible PSUs, the HRC Committee has retained the discretion to attribute a nominal form of interest to such amounts held in employees’ PSU accounts until the PSU Vesting Date. The HRC Committee also has the discretion to settle Eligible PSUs in either cash or Encana Common Shares on the PSU Vesting Date.

Under the 2010 PSU grant, maximum payout is capped at two times the original PSU grant. Employees must be actively employed with Encana on the PSU Vesting Date to receive any payout or distribution in respect of Eligible PSUs, subject to death or retirement (in which case while not actively employed, any payout remains deferred until the PSU Vesting Date) or a change in control of Encana.

In respect of the 2010 PSU grant, the HRC Committee approved, in February 2011, an LTI Recycle Ratio of 2.50. The percentage of the first tranche of the 2010 PSU grant deemed Eligible PSUs and forfeited, respectively, based on this LTI Recycle Ratio is outlined in the following table:

2010 PSU Grant
(Vesting Eligibility)
% Deemed
	Eligible PSUs	% Forfeited
1st Tranche	100%	0%
30% of grant	(2.50 Recycle Ratio)

2nd Tranche 30% of grant	To be assessed in 2012

3rd Tranche 40% of grant	To be assessed in 2013

Replacement Stock Options

On November 20, 2009, Encana completed the Arrangement which created two independent, publicly traded energy companies, Cenovus, an integrated oil company, and Encana, a pure play natural gas company.

Pursuant to the Arrangement, original Encana stock options were exchanged for the grant of an Encana Replacement Option and a Cenovus Replacement Option (collectively, the “Replacement Options”). Under the Arrangement, the exercise price of original Encana stock options was apportioned between the Encana Replacement Options and the Cenovus Replacement Options using a valuation formula based on the one day volume weighted average TSX trading price of a common share of each: (i) ‘original’ (or pre-Arrangement) Encana; (ii) ‘new’ (or post-Arrangement) Encana (as traded on a “when issued” basis) and (iii) Cenovus (as traded on a “when issued” basis) on December 2, 2009.

Employees of our U.S. subsidiaries similarly exchanged their previously granted Encana SARs for an Encana Replacement SAR and a Cenovus Replacement SAR. The respective exercise prices of the Encana Replacement SARs and Cenovus Replacement SARs for U.S. employees were determined using a formula similar to that described above for the Encana and Cenovus Replacement Options.

Encana Replacement Option grants to our Canadian employees, including our executive officers, consist of: (i) one-third time-based stock options; and (ii) two-thirds performance stock options, subject to both time-based vesting restrictions and vesting conditions based on the achievement of specified performance criteria, based on Recycle Ratio.

Time-based Encana Replacement Options vest 30 percent on the first anniversary of the grant date, 30 percent on the second anniversary, and 40 percent on the third anniversary. Vesting for performance-based Encana Replacement Options is also subject to the achievement of specified performance criteria based on an LTI Recycle Ratio approved by the HRC Committee. The general (non-performance) vesting terms and conditions of Encana Replacement Options are similar to those described in the Time-Based Stock Option discussion above.

The performance vesting thresholds, based on LTI Recycle Ratio, for performance-based Encana Replacement Options is illustrated in the following table:

Performance-Based Replacement Options:
Vesting Eligibility Thresholds
LTI Recycle Ratio	Percentage of Replacement Options to Vest
3.0 or Greater	100%

2.0	50%

1.0 or Less	0%

Between 1.0 and 3.0	Vesting occurs on a linear basis; corresponding portion vest; remainder are forfeited.

Where the above LTI Recycle Ratio thresholds are not met in a particular year, the corresponding numbers of performance-based Encana Replacement Options do not vest and are forfeited and cancelled.

In respect of the third and second tranche of Encana Replacement Options originally granted in 2008 and 2009, respectively, the HRC Committee approved, in February 2011, an LTI Recycle Ratio of 2.80.

The following table outlines the performance-based original Encana stock options and Replacement Options that have vested and have been forfeited, respectively, based on the respective approved LTI Recycle Ratios in each year, as noted below:

	2007 LTI Grant		2008 LTI Grant		2009 LTI Grant
	(Performance-based Options)		(Performance-based Options)		(Performance-based Options)
	% Vested	% Forfeited	% Vested	% Forfeited	% Vested	% Forfeited
1st Tranche	85%	15%	62.5%	37.5%	80%	20%
30% of grant	(2.70 Recycle Ratio)		(2.25 Recycle Ratio)		(2.60 Recycle Ratio)

2nd Tranche	62.5%	37.5%	80%	20%	90%	10%
30% of grant	(2.25 Recycle Ratio)		(2.60 Recycle Ratio)		(2.80 Recycle Ratio)

3rd Tranche	80%	20%	90%	10%	To be assessed in 2012
40% of grant	(2.60 Recycle Ratio)		(2.80 Recycle Ratio)

LTI Grants to Our Executive Officers

The HRC Committee reviews and recommends to the Board the level and amount of LTIs granted on an annual basis to our CEO and our NEOs.

Guidelines for LTI grants to our CEO and NEOs are developed based on a review of competitive market data from our Compensation Peer Group and incorporate a range designed to deliver pay at various targeted compensation levels based on performance. Decisions regarding individual LTI grants to our CEO and NEOs, including positioning within the guidelines’ range, are based on factors such as individual and corporate performance, scope and nature of responsibilities, competitive market data and, in respect of our NEOs, the recommendation of our CEO. In general, the guidelines do not take into consideration the amount of prior LTI grants to our CEO or NEOs.

Consistent with Encana’s “portfolio” LTI granting approach, for the 2011 compensation year, the Board has approved an LTI grant to our employees, including our executive officers, comprised of a combination of: (i) time-based stock options; (ii) PSUs; and (iii) restricted share units (“RSUs”) under a new Encana Restricted Share Unit Plan (“RSU Plan”). The introduction of this new RSU Plan is intended to reflect our status as a North American natural gas company, and provide Encana with greater flexibility to respond to increased competitive pressures, particularly in the U.S., to attract and retain the talented workforce we require to execute on our strategic objectives over the long-term.

Other Compensation

In addition to the compensation described above, and to employee-wide benefits programs (including medical and dental benefits and disability coverage benefits), Encana provides the following additional compensation arrangements to our CEO and our NEOs:

•	an annual allowance to be used for additional benefits or perquisites selected at the discretion of the CEO and NEOs;

•	payment of an annual fee for individual financial planning and tax preparation services;

•	membership fees associated with the personal use of clubs;

•	company-provided parking; and

•	company matching of individual contributions to Encana’s investment plan of up to a maximum of 5 percent of base salary (offered to all employees).

Our philosophy is to provide these additional compensation arrangements in a manner that is competitive with those provided to executive officers of our peers. For more information regarding the value of those additional compensation arrangements, please see our Summary Compensation Table, “All Other Compensation” column at page 34.

Retirement and Pension Arrangements

Pension Plan Arrangements

Our CEO and three of our NEOs (Messrs. Graham, Oliver and Wojahn) are Defined Benefit (“DB”) participants in the Encana Corporation Canadian Pension Plan (“Registered DB Plan”). Our Registered DB Plan is a registered pension plan which provides for a predictable pension payable on retirement from Encana. Normal retirement is the first day of the month following the participant’s 65th birthday. Participants may, however, retire as early as age 55 with a reduced pension for early commencement.

Pensions are payable from our Registered DB Plan up to the level permitted from a registered pension plan under the Income Tax Act. Pension benefits beyond the limits permitted from a registered pension plan will be paid to our CEO and our NEOs from the Encana Corporation Canadian Supplemental Pension Plan (“Supplemental DB Plan”). Our Registered DB Plan and Supplemental DB Plan are collectively referred to as our “DB Plan”.

One of our NEOs (Sherri A. Brillon) is currently a Defined Contribution (“DC”) participant in the Encana Corporation Canadian Pension Plan (“Registered DC Plan”). Our Registered DC Plan is a registered pension plan in which Encana contributes to the account of a participating employee (or executive officer) an amount equal to eight percent of the employee’s pensionable earnings. Participants select among various investment options in the Registered DC Plan and are responsible for individually managing their DC accounts.

Contributions in excess of levels permitted in a registered pension plan are deposited into a separate account under the Encana Corporation Supplemental Defined Contribution Savings Plan (“Supplemental DC Plan”). Our Registered DC Plan and Supplemental DC Plan are collectively referred to as our “DC Plan”.

Prior to commencing their participation in our DB Plan on January 1, 2003, two of our NEOs (Messrs. Graham and Wojahn) participated in our Registered DC Plan.

More information regarding the status of the DB Plan benefits and DC Plan accounts of our CEO and NEOs is provided in the Defined Benefit Pension Table and the Defined Contribution Table at pages 39 to 40. The Summary Compensation Table at page 34 also includes information regarding the compensatory changes in the accrued pension obligations for our CEO and NEOs in 2010.

Deferred Compensation Arrangements

Our Deferred Share Unit Plan for Employees of Encana Corporation (our “DSU Plan”) allows our executive officers to voluntarily elect to convert either 25 or 50 percent of their annual HPR Award (which would otherwise be payable in cash in the following year) into Deferred Share Units (“DSUs”) that are paid in cash only after the executive officer leaves Encana. The number of DSUs which may be credited to an individual’s DSU account is determined based on:

•	the individual’s election to convert either 25 or 50 percent of their annual HPR Award;

•	the actual amount of the individual’s annual HPR Award; and

•	the market value of an Encana Common Share at the end of the performance period in which the annual HPR Award is earned.

Elections to participate in the DSU Plan, when offered, must be made by December 31 of the year prior to the year in which the HPR Award is earned, and are irrevocable. DSUs vest upon being credited to an executive officer’s DSU account and are payable upon an individual’s departure from Encana. DSU accounts are also credited with additional DSUs equal to the dividends declared by our Board to be payable on Encana Common Shares. Our HRC Committee retains oversight of the DSU Plan to manage the amount of permitted annual elections on both percentage and total dollar basis.

In 2009, our CEO, Randall K. Eresman, elected to participate in the DSU Plan in respect of his 2010 HPR Award. In particular, Mr. Eresman elected to convert 50 percent of his 2010 HPR Award into DSUs.

Performance Graph

The following chart compares the cumulative total shareholder return for Encana on the TSX of $100 invested in Common Shares (assuming reinvestment of dividends) over the five most recently completed financial years with the equivalent cumulative value invested in each of the S&P/TSX Composite Index and the S&P 500 Index for the same period.

							5-Year
							Compound
							Average Growth
As at December 31	2005	2006	2007	2008	2009	2010	Rate
ECA (TSX)(1)	100	103	131	113	136	119	4%

S&P/TSX Composite(1)	100	117	128	87	117	137	6%

S&P 500(2)	100	116	122	77	97	112	2%

Notes:

(1)	In Canadian dollars.

(2)	In U.S. dollars.

(3)	For the purposes of this graph, it has been assumed that, upon completion of the Arrangement, Cenovus shares received by Encana shareholders were sold on the first day of trading and the proceeds reinvested in shares of Encana on that day.

Over the five-year period ending December 31, 2010, the compound annual growth rate of our total shareholder return was 4 percent. By comparison, the compound annual growth rate of our CEO’s and NEOs’ Total Direct Compensation over this same period was 3 percent.

It is important to note that, in addition to base salary and HPR Awards earned over the course of the year, the Total Direct Compensation of our CEOs and NEOs includes the value of long-term incentives as calculated at the time of the original grant. In the long-term, the actual value realized on the stock option grants is directly linked to our Common Share price performance and will be reflected in the actual compensation received by our CEO and NEOs.

Share Ownership Guidelines

To encourage our executive officers to build and maintain equity in Encana, in 2003 we adopted Share Ownership Guidelines (the “Guidelines”) for our executive officers. Under the original Guidelines, executive officers were required to meet their required share ownership levels (four times base salary for our CEO and two times for our other executive officers) within the later of five years of the effective date or five years of their appointment as an executive officer.

To encourage even greater share ownership among our executive officers, in February 2010, upon recommendation of the HRC Committee, the Board approved amendments to the Guidelines which increased the share ownership required of our executive officers, and expanded their scope to include certain designated Vice-Presidents. The amended Guidelines, which were effective January 1, 2010, are as follows:

Share Ownership Guidelines
Share Ownership Required
Executive Officer	(multiple of base salary)
President & Chief Executive Officer	5 times

Executive Vice-President	3 times

Designated Vice-President	1 times

To determine the share ownership status of our executive officers, we include the value of Encana Common Shares owned and DSUs credited to the account of each executive officer. Stock options that have been granted, but have not been exercised or paid, are excluded for this purpose.

Existing participants are given five years from January 1, 2010 to comply with the amended Guidelines. New participants are given five years from the date of their appointment to comply. As at December 31, 2010, our CEO and one of our NEOs have met or exceeded the above share ownership guidelines. The remaining NEOs and other executive officers have until January 1, 2015 to comply with the amended Guidelines. The share ownership status of our CEO and our NEOs as at December 31, 2010 is as follows:

Share Ownership Guidelines: Current Status
Share Ownership
Name	(multiple of annual base salary)
Randall K. Eresman	5.41 times

Sherri A. Brillon	2.86 times

Michael M. Graham	2.48 times

R. William Oliver	8.26 times

Jeff E. Wojahn	2.36 times

Conclusion

We believe that our executive compensation program provides strong motivation to our CEO and NEOs to deliver superior individual, team and corporate results, reinforces accountability for team and overall corporate performance and aligns the interests of our executive officers with those of our shareholders.

SUMMARY COMPENSATION TABLE

The compensation earned in 2010, 2009 and 2008 by our CEO and NEOs, as discussed in the CD&A, is summarized in the following table.(1)

					Non-Equity Incentive Plan
					Compensation
					($)
			Share-	Option-
			Based	Based	Annual		Long-Term		Pension	All Other	Total
Name and		Salary	Awards(2)	Awards(3)	Incentive		Incentive		Value(4)	Compensation(5)	Compensation
Principal Position	Year	($)	($)	($)	Plans		Plans		($)	($)	($)
Randall K. Eresman	2010	1,347,401	2,850,955	2,626,382	2,549,138	(7)	0		645,755	139,230	10,158,861
President &	2009	1,182,195	-	3,414,665	2,627,100	(7)	0		(349,629)	125,445	6,999,776
Chief Executive Officer	2008	1,242,983	-	4,296,873	3,752,400	(6,7)	0		913,310	132,219	10,337,785

Sherri A. Brillon	2010	485,550	610,919	575,838	524,697		0		54,382	84,428	2,335,814
Executive Vice-President &	2009	358,307	-	910,577	676,478	(8)	0		38,473	73,110	2,056,945
Chief Financial Officer	2008	316,609	-	859,375	491,330		0		34,334	73,425	1,775,073

Michael M. Graham	2010	691,909	814,559	765,443	962,755		0		553,094	97,576	3,885,335
Executive Vice-President	2009	525,420	-	1,365,866	812,759	(9)	0		90,962	83,137	2,878,144
(President, Canadian Division)	2008	556,997	-	1,718,749	726,089		2,345,250	(10)	206,340	88,271	5,641,696

R. William Oliver	2010	534,105	509,099	477,524	443,975		0		(18,111)	88,038	2,034,630
Executive Vice-President &	2009	481,635	-	910,577	722,234	(8)	0		(86,583)	79,900	2,107,763
Chief Corporate Officer	2008	510,092	-	859,375	589,538		0		233,729	84,733	2,277,467

Jeff E. Wojahn	2010	745,319	814,559	765,443	916,096		0		559,904	396,022	4,197,343
Executive Vice-President	2009	573,584	-	1,365,866	899,092	(7,9)	0		85,496	226,832	3,150,870
(President, USA Division)	2008	608,600	-	1,718,749	759,236	(7)	2,345,250	(10)	121,238	329,476	5,882,549

Notes:

(1)	All amounts reported in this Summary Compensation Table were paid or are payable to the executive officer in Canadian Dollars. Except as otherwise noted, amounts reported for 2010 are converted from Canadian dollars to U.S. dollars for inclusion in this table using an exchange rate of C$1.00 = US$0.9711. Amounts reported above in respect of 2009 are converted from Canadian dollars to U.S. dollars for inclusion in this table using an exchange rate of C$1.00 = US$0.8757, the average exchange rate for Canadian dollars to U.S. dollars for January 1, 2009 to December 31, 2009 based on the daily noon buying rate published by the Bank of Canada. Amounts reported above in respect of 2008 are converted from Canadian dollars to U.S. dollars for inclusion in this table using an exchange rate of C$1.00 = US$0.9381, the average exchange rate for Canadian dollars to U.S. dollars for January 1, 2008 to December 31, 2008, based on the daily noon buying rate published by the Bank of Canada.

(2)	The grant date fair value of PSUs for compensation purposes as stated in this column was calculated by multiplying the number of performance share units granted in 2010 by the closing pricing of Encana Common Shares on the TSX on February 18, 2010 ($34.95). This grant date fair value differs from the value calculated for accounting purposes. The value attributed to each PSU granted is equivalent to the value of one Common Share of Encana. The PSU compensation costs are accounted for on a “mark to market” basis as required by Section 3870 of the Canadian Institute of Chartered Accountants Accounting Handbook (“CICA Handbook”). The accounting value is determined as the number of PSUs granted, including attributed dividends, multiplied by the closing price of Encana Common Shares on the TSX at each reporting period. The accounting value increases or decreases over time with changes in the Common Share price. See “Compensation Discussion and Analysis – Total Compensation and 2010 Compensation Decisions – Long-Term Incentive Program” for more information.

(3)	The grant date fair value of stock options for compensation purposes as stated in this column was calculated using the binomial option pricing methodology, which was applied consistently with the competitive market analyses. This grant date fair value differs from the value calculated for accounting purposes. Since Encana’s stock options have associated TSARs, the stock option compensation costs are accounted for on a “mark to market” basis as required by Section 3870 of the CICA Handbook. The accounting value upon grant is $0 and over time the value increases or decreases with changes in the common share price. See “Compensation Discussion and Analysis – Long-Term Incentive Program” for more information.

(4)	Pension Value represents the compensatory change year over year set out in the Compensatory Change column of the “Defined Benefit Pension Table” and the Compensatory Change column of the “Defined Contribution Pension Table”, respectively.

(5)	This amount includes the respective annual allowances for our CEO and each NEO ($34,960 for Mr. Eresman, Mr. Oliver and Mr. Wojahn; $38,456 for Ms. Brillon and Mr. Graham); matching of contributions to company investment plan (Mr. Eresman: $83,009; Ms. Brillon: $31,298; Mr. Graham: $44,445; Mr. Oliver: $34,977; and Mr. Wojahn: $36,128), annual fee for financial planning and tax preparation, membership fees associated with personal use of clubs and the taxable benefit associated with company-provided parking. Mr. Wojahn’s amount includes a tax obligation payment, Foreign Service Premium ($74,532) and Commodities and Services Allowance ($21,684), paid as a consequence of his cross-border assignment to the United States.

(6)	This amount includes the Chairman’s Award paid to Mr. Eresman in 2008, in addition to his HPR Award.

(7)	In 2009, Mr. Eresman elected to convert 50 percent of his 2010 HPR Award into DSUs in accordance with the DSU Plan. See “Compensation Discussion and Analysis – Deferred Compensation Arrangements” for more information. In 2008, Mr. Wojahn elected to convert 50 percent of his 2009 HPR Award into DSUs in accordance with the DSU Plan. In 2007, Mr. Eresman and Mr. Wojahn each elected to convert 50 percent of their 2008 HPR Award into DSUs in accordance with the DSU Plan.

(8)	This amount includes additional incentive compensation paid to Ms. Brillon and Mr. Oliver, respectively, in respect of their contributions to Encana’s 2009 company-wide cost-savings initiative, or 10% Challenge Initiative, and additional incentive compensation payable to each in respect of their significant contributions to the successful completion of the Arrangement in 2009.

(9)	This amount includes additional incentive compensation paid to Messrs. Graham and Wojahn, respectively, in respect of their contributions to Encana’s 10% Challenge Initiative in 2009.

(10)	Long-Term Incentive plan amounts reported for Mr. Wojahn and Mr. Graham for 2008 represent amounts paid in 2008 but earned over the four year period of 2004 to 2008 under the Special Retention Arrangement implemented in July 2004 to create a strong retention incentive for our operations executive officers.

OUTSTANDING OPTION-BASED AWARDS

The following table outlines the option-based awards outstanding for our CEO and each NEO as at December 31, 2010. Option-based awards referred to below include Encana time-based stock options (granted in 2010), Encana Replacement Options (identified as “ECA”) and Cenovus Replacement Options (identified as “CVE”).

	Outstanding Option-Based Awards
	Number of
	securities
	underlying
	unexercised		Option		Value of unexercised in-
	options		Exercise Price	Option	the-money options
Name and Position	(#)(1)	Grant Date	(C$)	Expiration Date	($)(2)
Randall K. Eresman	ECA
President & Chief Executive Officer	374,000	10-Feb-2010	32.87	10-Feb-2015	0
	432,000	11-Feb-2009	29.04	11-Feb-2014	21,717
	398,250	13-Feb-2008	36.44	13-Feb-2013	0
	378,750	13-Feb-2007	29.45	13-Feb-2012	0
	120,000	13-Feb-2006	25.34	13-Feb-2011	452,430

	CVE
	432,000	11-Feb-2009	26.27	11-Feb-2014	3,044,673
	398,250	13-Feb-2008	32.96	13-Feb-2013	128,128
	378,750	13-Feb-2007	26.64	13-Feb-2012	2,528,480
	0	13-Feb-2006	22.91	13-Feb-2011	0

Sherri A. Brillon	ECA
Executive Vice- President &	82,000	10-Feb-2010	32.87	10-Feb-2015	0
Chief Financial Officer	115,200	11-Feb-2009	29.04	11-Feb-2014	5,791
	79,650	13-Feb-2008	36.44	13-Feb-2013	0
	63,125	13-Feb-2007	29.45	13-Feb-2012	0
	40,000	13-Feb-2006	25.34	13-Feb-2011	150,810

	CVE
	115,200	11-Feb-2009	26.27	11-Feb-2014	811,913
	79,650	13-Feb-2008	32.96	13-Feb-2013	25,626
	63,125	13-Feb-2007	26.64	13-Feb-2012	421,413
	0	13-Feb-2006	22.91	13-Feb-2011	0

Michael M. Graham	ECA
Executive Vice-President	109,000	10-Feb-2010	32.87	10-Feb-2015	0
(President, Canadian Division)	172,800	11-Feb-2009	29.04	11-Feb-2014	8,687
	159,300	13-Feb-2008	36.44	13-Feb-2013	0
	46,800	13-Feb-2007	29.45	13-Feb-2012	0
	0	13-Feb-2006	25.34	13-Feb-2011	0

	CVE
	126,000	11-Feb-2009	26.27	11-Feb-2014	888,030
	159,300	13-Feb-2008	32.96	13-Feb-2013	51,251
	0	13-Feb-2007	26.64	13-Feb-2012	0
	0	13-Feb-2006	22.91	13-Feb-2011	0

R. William Oliver	ECA
Executive Vice-President &	68,000	10-Feb-2010	32.87	10-Feb-2015	0
Chief Corporate Officer	115,200	11-Feb-2009	29.04	11-Feb-2014	5,791
	79,650	13-Feb-2008	36.44	13-Feb-2013	0
	75,750	13-Feb-2007	29.45	13-Feb-2012	0
	30,000	13-Feb-2006	25.34	13-Feb-2011	113,108

	CVE
	115,200	11-Feb-2009	26.27	11-Feb-2014	811,913
	79,650	13-Feb-2008	32.96	13-Feb-2013	25,626
	75,750	13-Feb-2007	26.64	13-Feb-2012	505,696
	10,000	13-Feb-2006	22.91	13-Feb-2011	104,260

Jeff E. Wojahn	ECA
Executive Vice-President	109,000	10-Feb-2010	32.87	10-Feb-2015	0
(President, USA Division)	172,800	11-Feb-2009	29.04	11-Feb-2014	8,687
	159,300	13-Feb-2008	36.44	13-Feb-2013	0
	113,625	13-Feb-2007	29.45	13-Feb-2012	0
	80,000	13-Feb-2006	25.34	13-Feb-2011	301,620

	CVE
	172,800	11-Feb-2009	26.27	11-Feb-2014	1,217,869
	159,300	13-Feb-2008	32.96	13-Feb-2013	51,521
	113,625	13-Feb-2007	26.64	13-Feb-2012	758,544
	0	13-Feb-2006	22.91	13-Feb-2011	0

Notes:

(1)	The number of securities underlying unexercised options includes stock options (both time and performance-based) that have vested and that have not yet vested. In respect of 2007, 2008 and 2009 original stock option and Replacement Options, respectively, performance-based grants that did not vest have been cancelled and deducted from the amounts stated in this table.

(2)	All option-based awards to our CEO and NEOs were granted at option exercise prices in Canadian dollars. The value of unexercised in-the-money options above is based on the respective TSX closing prices on December 31, 2010 of Encana Common Shares of $29.09 and of Cenovus Common Shares of $33.28 which have been converted from Canadian dollars to U.S. dollars for this table using the December 31, 2010 exchange rate of C$1.00 = US$1.0054.

OUTSTANDING SHARE-BASED AWARDS

The following table outlines the share-based awards outstanding for the CEO and each NEO as at December 31, 2010. Share-based awards below refer to Encana’s 2010 PSU grant.

	Share-Based Awards
	Number of shares or units that	Market or payout value of share-based awards
Name and Position	have not vested (#)	that have not vested ($)(1)
Randall K. Eresman President & Chief Executive Officer	84,000	1,601,217

Sherri A. Brillon Executive Vice-President & Chief Financial Officer	18,000	343,126

Michael M. Graham Executive Vice-President (President, Canadian Division)	24,000	457,511

R. William Oliver Executive Vice-President & Chief Corporate Officer	15,000	285,948

Jeff E. Wojahn Executive Vice-President (President, USA Division)	24,000	457,511

Note:

(1)	The number of PSUs deemed Eligible PSUs is based on Encana’s achievement of identified performance thresholds based on LTI Recycle Ratio, as determined by the HRC Committee. Eligible PSUs are notionally valued by multiplying the number of Eligible PSUs by the average closing price of Encana Common Shares on the TSX over the last 20 trading days of the performance year assessed. PSUs deemed ineligible to vest are forfeited and cancelled. In respect of the first tranche of the 2010 PSU grant, the approved LTI Recycle Ratio was 2.50, resulting in 100 percent of such tranche being deemed Eligible PSUs. The average closing price of Encana Common Shares on the TSX over the last 20 trading days of December 2010 was C$28.81. All values have been converted from Canadian dollars to U.S. dollars for this table using the December 31, 2010 exchange rate of C$1.00 = US$1.0054. For illustration purposes, the calculation of value of the remaining two tranches of the 2010 PSU grant above assumes a minimum payout of 50% (based on a notional LTI Recycle Ratio of 2.0), and an average closing price of Encana Common Shares on the TSX of C$28.81. Under the PSU Plan, minimum payout could be zero, or less than 50%, where the HRC Committee exercises its discretion in respect of an LTI Recycle Ratio of less than 2.0.

PERFORMANCE-BASED OPTION AWARDS (VESTED & FORFEITED)

As noted above, the vesting of two-thirds of Encana Replacement Options (representing original grants for the period from 2007 to 2009) are subject to the achievement of identified performance thresholds based on an LTI Recycle Ratio approved by the HRC Committee. See “Total Compensation and 2010 Compensation Decisions – Our Current LTI Program” for more information.

The following table shows the number of performance-based stock options originally granted in each of 2007, 2008 and 2009, and the corresponding number forfeited and vested, based upon the respective LTI Recycle Ratios approved each year in respect of such grants. The following table shows the number of Encana Replacement Options (identified as “ECA”) and Cenovus Replacement Options (identified as “CVE”) forfeited and vested, respectively, as at February 13, 2011.

	Year of option	Number of options	Number of options	Number of options
Name and Position	grant	granted	forfeited	vested
Randall K. Eresman	2009-ECA	450,000	27,000	243,000
President & Chief Executive Officer	2009-CVE	450,000	27,000	243,000
	2008-ECA	450,000	63,750	386,250
	2008-CVE	450,000	63,750	386,250
	2007-ECA	450,000	71,250	378,750
	2007-CVE	450,000	71,250	378,750

Sherri A. Brillon	2009-ECA	120,000	7,200	64,800
Executive Vice-President &	2009-CVE	120,000	7,200	64,800
Chief Financial Officer	2008-ECA	90,000	12,750	77,250
	2008-CVE	90,000	12,750	77,250
	2007-ECA	75,000	11,875	63,125
	2007-CVE	75,000	11,875	63,125

Michael M. Graham	2009-ECA	180,000	10,800	97,200
Executive Vice-President	2009-CVE	180,000	10,800	97,200
(President, Canadian Division)	2008-ECA	180,000	25,500	154,500
	2008-CVE	180,000	25,500	154,500
	2007-ECA	135,000	21,375	113,625
	2007-CVE	135,000	21,375	113,625

R. William Oliver	2009-ECA	120,000	7,200	64,800
Executive Vice-President &	2009-CVE	120,000	7,200	64,800
Chief Corporate Officer	2008-ECA	90,000	12,750	77,250
	2008-CVE	90,000	12,750	77,250
	2007-ECA	90,000	14,250	75,750
	2007-CVE	90,000	14,250	75,750

Jeff E. Wojahn	2009-ECA	180,000	10,800	97,200
Executive Vice-President	2009-CVE	180,000	10,800	97,200
(President, USA Division)	2008-ECA	180,000	25,500	154,500
	2008-CVE	180,000	25,500	154,500
	2007-ECA	135,000	21,375	113,625
	2007-CVE	135,000	21,375	113,625

PERFORMANCE-BASED SHARE AWARDS

For the 2010 PSU grant, vesting eligibility is based on Encana’s achievement of specified performance thresholds based on LTI Recycle Ratio. The number of PSUs is determined annually, however vesting is deferred until the PSU Vesting Date. PSUs deemed Eligible PSUs in 2010 therefore do not vest until 2013. PSUs deemed ineligible to vest are forfeited and cancelled. See “Total Compensation and 2010 Compensation Decisions – Long-Term Incentive Program – 2011 LTI Grant (PSUs)” for more information.

The following table shows the number of PSUs granted in 2010, the number from the first tranche of this grant deemed to be Eligible PSUs and the number forfeited, based upon the 2010 approved LTI Recycle Ratio of 2.50.

			Number of PSUs
			determined
		Number of PSUs	Eligible	Number of PSUs
Name and Position	Year of Grant	granted	to Vest(1)	forfeited(1)
Randall K. Eresman	2010	84,000	25,880	0
President & Chief Executive Officer

Sherri A. Brillon	2010	18,000	5,546	0
Executive Vice-President & Chief Financial Officer

Michael M. Graham	2010	24,000	7,395	0
Executive Vice-President (President, Canadian Division)

R. William Oliver	2010	15,000	4,622	0
Executive Vice-President & Chief Corporate Officer

Jeff E. Wojahn	2010	24,000	7,395	0
Executive Vice-President (President, USA Division)

Note:

(1)	Represents the first tranche of the 2010 PSU grant only, including corresponding dividend equivalent PSUs.

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The following table outlines the aggregate dollar value of option-based awards and the value of non-equity incentive plan compensation that was earned during 2010. As PSUs deemed to be Eligible PSUs in 2010 do not vest until the PSU Vesting Date in 2013, no share-based awards vested during 2010.

			Non-Equity Incentive
	Option-Based Awards –	Share-based Awards –	Plan Compensation –
	Value Vested During	Value Vested	Value Earned During
	the Year(1)	During the Year	the Year(2)
Name and Position	($)	($)	($)
Randall K. Eresman President & Chief Executive Officer	1,074,698	0	2,549,138

Sherri A. Brillon Executive Vice-President & Chief Financial Officer	223,924	0	524,697

Michael M. Graham Executive Vice-President (President, Canadian Division)	367,217	0	962,755

R. William Oliver Executive Vice-President & Chief Corporate Officer	244,811	0	443,975

Jeff E. Wojahn Executive Vice-President (President, USA Division)	367,217	0	916,096

Notes:

(1)	The value of the option-based awards is determined assuming the CEO or respective NEO exercised the options on the date they vested on February 13, 2010 and February 11, 2010, respectively, and therefore reflects the closing price of Encana Common Shares on the TSX (of C$33.07 on February 11, 2010 and C$33.68 on February 13, 2010) and Cenovus Common shares (of C$25.45 on February 11, 2010 and C$25.10 on February 13, 2010) respectively, on such dates. All option-based awards to our CEO and NEOs are granted at option exercise prices in Canadian dollars. The value vested during the year is converted from Canadian dollars to U.S. dollars using an exchange rate of C$1.00 = US$0.9496 (on February 13, 2010) and US$0.9503 (on February 11, 2010), which is the noon buying rate for Canadian dollars to U.S. dollars on such dates as published by the Bank of Canada.

(2)	Non-Equity Incentive Plan Compensation includes HPR Awards earned in respect of 2010, however determined and approved by the Board in 2011.

DEFINED BENEFIT PENSION TABLE

Our CEO and three of our NEOs (Messrs. Graham, Oliver and Wojahn) currently participate in our DB Plan. The pension amount payable to participants in the DB Plan, including our CEO and participating NEOs, is based on 2 percent of the average of the highest consecutive five years of pensionable earnings in the 10 years prior to retirement multiplied by years of membership in the DB Plan. Our CEO and participating NEOs contribute from 4 percent of their pensionable earnings up to a defined annual maximum. For our CEO, pensionable earnings include annual base salary plus HPR Award (to a maximum of 67 percent of annual base salary). For our NEOs, pensionable earnings include annual base salary plus HPR Award (to a maximum of 40 percent of salary). Benefits under the DB Plan have fully vested for our CEO and NEOs.

Pensions are payable for life, but continue for a minimum of 10 years after retirement for single participants. For married participants, a 60 percent surviving spouse pension is payable. Total pension payments to the participant and spouse continue for a minimum of five years after retirement.

Pensions are paid on an unreduced basis from age 62 for service prior to January 1, 2003, and from age 60 (or 30 years of service, if earlier, but after age 55) for service following that date. Otherwise, pensions are reduced by 1/4 of 1 percent for each month the participant retires prior to age 62 (for service prior to January 1, 2003) or age 60 (for service following that date). Pensions payable from the Registered DB Plan are paid up to the level permitted from a registered pension plan, and from the Supplemental DB Plan for pension benefits beyond such level.

The following table outlines estimated annual benefits, accrued pension obligations and compensatory and non-compensatory changes for our CEO and NEOs under the DB Plan.

	Number of
	Years
	Credited				Accrued			Non-		Accrued
	Service at		Annual Benefits		Obligation at		Compensatory	Compensatory		Obligation at
	End of Year		Payable(1)		Start of Year(2,3)		Change(4)	Change(5)		Year End(1,2)
Name and Position	(#)		($)		($)		($)	($)		($)
			At Year	At Age
			End	65
Randall K. Eresman	32.5833	(6)	1,361,752	1,879,894	16,618,810	(7)	645,755	4,561,788	(8)	21,826,353	(9)
President & Chief Executive Officer

Michael M. Graham	8.0000	(10)	130,561	349,524	1,388,644		553,094	514,995	(11)	2,456,733
Executive Vice-President (President, Canadian Division)

R. William Oliver	30.3333	(6)	450,678	518,497	5,798,553	(12)	(18,111)	1,301,812	(13)	7,082,254	(14)
Executive Vice-President & Chief Corporate Officer

Jeff E. Wojahn	8.0000	(10)	130,762	409,994	1,405,141		559,904	587,439	(15)	2,552,484
Executive Vice-President (President, USA Division)

Notes:

(1)	Amounts above are converted from Canadian dollars to U.S. dollars using the December 31, 2010 exchange rate of C$1.00 = US$1.0054.

(2)	The accrued obligation on the date specified is determined using the same methodology and assumptions disclosed in Note 16 to Encana’s 2010 Consolidated Financial Statements.

(3)	Amounts above are converted from Canadian dollars to U.S. dollars using the December 31, 2009 exchange rate of C$1.00 = US$0.9555.

(4)	Includes service cost net of employee contributions plus the difference between actual and estimated earnings. Amounts converted from Canadian dollars to U.S. dollars using the average exchange rate during 2010 of C$1.00 = US$0.9711.

(5)	Includes interest on the accrued obligation for the period, employee contributions plus changes in discount rate and exchange rates and other net experience as at December 31, 2010.

(6)	Includes three additional years of service granted under individual agreements in 2002.

(7)	Includes optional contributions account balance of $42,435 (converted from Canadian dollars to U.S. dollars using the December 31, 2009 exchange rate of C$1.00 = US$0.9555) as of December 31, 2009, which represents the accumulated value of employee paid optional contributions made to purchase optional DB pension benefits.

(8)	Includes an amount of $1,015,950 due to the change in exchange rates. Other amounts were converted from Canadian dollars to U.S. dollars using the average exchange rate during 2010 of C$1.00 = US$0.9711.

(9)	Includes optional contributions account balance of $48,640 (converted from Canadian dollars to U.S. dollars using the December 31, 2010 exchange rate of C$1.00 = US$1.0054) as of December 31, 2010, which represents the accumulated value of employee paid optional contributions made to purchase optional DB pension benefits.

(10)	Prior to January 1, 2003, Messrs. Graham and Wojahn were members of the Registered DC Plan. See “Defined Contribution Table” for more information.

(11)	Includes an amount of $106,485 due to the change in exchange rates. Other amounts were converted from Canadian dollars to U.S. dollars using the average exchange rate during 2010 of C$1.00 = US$0.9711.

(12)	Includes optional contributions account balance of $90,920 (converted from Canadian dollars to U.S. dollars using the December 31, 2009 exchange rate of C$1.00 = US$0.9555) as of December 31, 2009, which represents the accumulated value of employee paid optional contributions made to purchase optional DB pension benefits.

(13)	Includes an amount of $336,287 due to the change in exchange rates. Other amounts were converted from Canadian dollars to U.S. dollars using the average exchange rate during 2010 of C$1.00 = US$0.9711.

(14)	Includes optional contributions account balance of $102,598 (converted from Canadian dollars to U.S. dollars using the December 31, 2010 exchange rate of C$1.00 = US$1.0054) as of December 31, 2010, which represents the accumulated value of employee paid optional contributions made to purchase optional DB pension benefits.

(15)	Includes an amount of $110,021 due to the change in exchange rates. Other amounts were converted from Canadian dollars to U.S. dollars using the average exchange rate during 2010 of C$1.00 = US$0.9711.

DEFINED CONTRIBUTION PENSION TABLE

Under our DC Plan, contributions are made by Encana to accounts managed by the individual employee or executive officer (the “DC Accounts”). One of our NEOs (Sherri A. Brillon), is a current participant in our DC Plan. DC contributions are based on 8 percent of pensionable earnings, which include annual base salary plus HPR Award (to a maximum of 40 percent of annual base salary) for our participating NEO.

Prior to January 1, 2003, two of our NEOs, (Michael M. Graham and Jeff A. Wojahn) were also members of our Registered DC Plan, during which time contributions to the Registered DC Plan were 6 percent of their annual base salary. Effective January 1, 2003, these two NEOs commenced participation in the DB Plan and accordingly, no additional contributions were made to their DC Accounts. The following table outlines the change in value of the DC Plan holdings of these three NEOs over the course of 2010.

	Accumulated Value	Compensatory	Non-Compensatory	Accumulated Value
	at December 31, 2009(1)	Change(2)	Change(3)	at December 31, 2010(4)
Name and Position	($)	($)	($)	($)
Sherri A. Brillon	487,974	54,382	84,775(5)	627,131
Executive Vice-President & Chief Financial Officer

Michael M. Graham(6)	68,617	0	11,361(7)	79,978
Executive Vice-President (President, Canadian Division)

Jeff E. Wojahn(6)	178,110	0	29,591(8)	207,701
Executive Vice-President (President, USA Division)

Notes:

(1)	Amounts above are converted from Canadian dollars to U.S. dollars using the December 31, 2009 exchange rate of C$1.00 = US$0.9555.

(2)	Represents company contributions during 2010. Amounts are converted from Canadian dollars to U.S. dollars using the average exchange rate during 2010 of C$1.00 = US$0.9711.

(3)	Includes investment earnings during 2010 and the impact of the conversion from Canadian to U.S. dollars.

(4)	Amounts above are converted from Canadian dollars to U.S. dollars using the December 31, 2010 exchange rate of C$1.00 = US$1.0054.

(5)	Includes investment earnings of $55,414 (converted from Canadian dollars to U.S. dollars using the average exchange rate during 2010 of C$1.00 = US$0.9711) and impact of conversion from Canadian to U.S. dollars of $29,361.

(6)	Since January 1, 2003, Messrs. Graham and Wojahn have been accruing pension benefits under the DB Plan and no contributions have been made to their DC Accounts. See “Defined Benefit Pension Table” for more information.

(7)	Includes investment earnings of $7,511 (converted from Canadian dollars to U.S. dollars using the average exchange rate during 2010 of C$1.00 = US$0.9711) and impact of conversion from Canadian to U.S. dollars of $3,850.

(8)	Includes investment earnings of $19,597 (converted from Canadian dollars to U.S. dollars using the average exchange rate during 2010 of C$1.00 = US$0.9711) and impact of conversion from Canadian to U.S. dollars of $9,994.

TERMINATION AND CHANGE IN CONTROL ARRANGEMENTS

Our CEO and NEOs do not have termination or severance arrangements other than their individual change in control agreements. Our LTI grant agreements also separately provide for accelerated vesting of certain LTIs for all employees (including executive officers) upon a change in control. These arrangements are described below.

Change in Control Agreements

We have entered into change in control agreements with our CEO and our NEOs which provide for the payment of certain severance and other benefits in the event of both: (i) a change of control of Encana; and (ii) termination of the employment of the CEO or the NEO within the following three-year period, either by the company (other than for cause, disability or death), or at the election of the CEO or the NEO (for specified reasons, such as a material alteration in duties, required relocation, or a reduction in salary or benefits other than an across-the-board reduction similarly impacting other executive officers).

We believe that these arrangements (known as a “double trigger”), requiring both a change in control and a subsequent termination of employment of the executive officer before any payment is owed, provide value to existing shareholders as they extend a level of financial protection to our executive officers to enable and encourage them to fully embrace a potential ownership change, even though it may result in a change to their employment status.

The terms of the change in control agreements provide for the following severance benefits in the event of both a change in control and subsequent termination of employment, as referenced above. In respect of our CEO, severance benefits (referred to below) would be payable for, or in respect of, a period of 36 months. For our NEOs, severance benefits (referred to below) would be payable for, or in respect of, a period of 24 months. These severance benefits, which would not be triggered until the occurrence of both events (change of control and subsequent termination of employment), are as follows:

•	A lump sum severance payment equal to the base salary, annual allowance and annual incentive payment (the latter being the average HPR Award paid to the CEO or NEO, as applicable, over the immediately preceding three-year period) he or she would have earned over a period of 36 months (for our CEO) or 24 months (for our NEOs);

•	Continuation, or payment in lieu, of medical, dental and insurance plan benefits and other perquisites, such as the value of matching contributions to the company’s investment plan, for a period representing 36 months (for our CEO) or 24 months (for our NEOs);

•	Immediate vesting and payout of all Eligible PSUs, based on the notional value contained in the PSU Account of the CEO or NEO, and immediate vesting of all outstanding PSUs, based on an LTI Recycle Ratio of 2.50 (or 100 percent vesting eligibility), and paid out based on the price at which Encana Common Shares are valued for the purposes of the transaction(s) giving rise to the change in control, and if there are no such transaction(s), based on the average closing price of Encana Common Shares during the 30 days prior to the change in control;

•	Immediate vesting of all time-based Encana stock options and time-based Encana Replacement Options and 50 percent of performance-based Encana Replacement Options. The remaining 50 percent of performance-based Encana Replacement Options continue to vest upon achievement of the performance criteria referred to in the respective grant agreements. Such vested Encana Replacement Options would remain available for exercise for a period of 36 months (for our CEO) or 24 months (for our NEOs) or until expiry, whichever is earlier; and

•	Pension benefits would continue to accrue for a period of 36 months for our CEO, or continue to accrue or contributions be payable (as applicable) for a period of 24 months for our NEOs.

LTI Grant Agreements

Under Encana’s PSU Plan, upon a change in control, all Eligible PSUs would immediately vest and be paid out based on the notional value contained in employees’ PSU Accounts. All outstanding PSUs would immediately vest on a change in control based on an LTI Recycle Ratio of 2.50 (or 100 percent vesting eligibility), and paid out using the price at which Encana Common Shares are valued for the purposes of the transaction(s) giving rise to the change in control or, if there are no such transaction(s), the average closing price of Encana Common Shares over the prior 30 day period. In such event, all Encana employees, including our CEO and NEOs, would be entitled to this accelerated vesting and payment.

Under Encana’s stock option grant agreements, all time-based stock options would immediately vest on a change in control. All time-based Encana Replacement Options and 50 percent of performance-based Encana Replacement Options would similarly immediately vest upon a change in control of Encana. In such event, all Encana employees, including our CEO and NEOs, would be entitled to this accelerated vesting. No accelerated vesting of Cenovus Replacement Options would occur for Encana employees (including its executive officers) upon a change in control of Encana.

Change in Control Table(1)

The following table summarizes the potential value that would have been received by our CEO and NEOs under their respective written change in control agreements, had a change in control of Encana occurred on December 31, 2010.

	LTI Grant
	Agreements(2)	Change in Control Agreements(3)
					Incremental
	Value of		Annual	Value of	Value	Other
	Exercisable	Cash	Incentive	Exercisable	(Pension	Compensation
	Vested LTIs(4)	Severance(5)	Plan(6)	Vested LTIs(2,4)	Benefits)	and Benefits(8)	Total
Name and Position	($)	($)	($)	($)	($)	($)	($)
Randall K. Eresman	2,463,362	4,222,680	9,048,600	2,463,362	8,339,741(7)	432,443	24,506,826
President & Chief Executive Officer

Sherri. A Brillon	528,424	1,005,400	850,610	528,424	112,605(9)	174,820	2,671,859
Executive Vice-President & Chief Financial Officer

Michael M. Graham	705,045	1,508,100	1,748,830	705,045	736,274(10)	202,044	4,900,293
Executive Vice-President (President, Canadian Division)

R. William Oliver	440,833	1,105,940	990,738	440,833	150,279(10)	182,294	2,870,084
Executive Vice-President & Chief Corporate Officer

Jeff E. Wojahn	705,045	1,508,100(11)	1,800,382	705,045	624,617(10)	178,012	4,816,156
Executive Vice-President (President, USA Division)

Notes:

(1)	Amounts above are converted from Canadian dollars to U.S. dollars using the December 31, 2010 exchange rate of C$1.00 = US$1.0054.

(2)	Value reflects entitlement upon change in control for time-based 2010 Encana stock options and time-based Encana Replacement Options, respectively and 50% of performance-based Encana Replacement Options, which are unvested as at December 31, 2010. See note 4 below. Change in control provisions in LTI grant agreements apply to all eligible employees, including executive officers, and are “single trigger”, requiring only a change in control (no termination of employment).

(3)	Change in control agreements with our executive officers are “double trigger”, requiring both a change in control and subsequent termination of the executive officer’s employment either by the company or the executive for “good reason” (as defined in the change in control agreement).

(4)	Represents the incremental value of time-based 2010 stock options and time-based Encana Replacement Options, respectively, and 50% of performance-based Encana Replacement Options which are unvested at December 31, 2010 and would vest on a change in control (but does not include the value of vested but unexercised Encana Replacement Options as of December 31, 2010). The amount is calculated based on the number of such Encana Replacement Options (unvested time-based and 50% of unvested performance-based at December 31, 2010) that would immediately vest upon a change in control multiplied by the difference between the closing price of Encana Common Shares on the TSX on December 31, 2010 and the applicable exercise price under the respective Grant Agreement. This amount is converted from Canadian dollars to U.S. dollars at the exchange rate identified in Note 1. For the 2010 PSU grant, the value reflects the amount of PSUs deemed Eligible PSUs in 2010, valued based on the average closing price of Encana Common Shares on the TSX over the last 20 trading days in December 2010, or C$28.81, plus the notional value of outstanding PSUs (excluding any previously forfeited PSUs) based on a notional LTI Recycle Ratio of 2.50 (or 100% deemed eligibility) and valued for purposes of this table, using the average closing price of Encana Common Shares noted above, or C$28.81.

(5)	Calculated as the base salary that would have been earned over a period of 36 months for the CEO and 24 months for each of the NEOs, respectively.

(6)	Calculated as the average of the actual HPR Awards, (excluding any Chairman’s Awards or former President’s Awards, as applicable), paid in the immediately preceding three calendar years of 2007 to 2010) that would have been earned over a period of 36 months for the CEO and 24 months for each of the NEOs, respectively.

(7)	In the event of a change in control and termination of employment, Mr. Eresman would be credited with additional pensionable service of 36 months. The calculation of Mr. Eresman’s five-year final average pensionable earnings is based on his annual base salary plus HPR Award (capped at 67% of base salary) for this additional period. The early retirement reduction factor applicable under the Supplemental DB Plan is calculated at the age he would have attained at the end of such period. The incremental lump sum pension value is equal to the difference between the actuarial present values of Mr. Eresman’s accrued pension, as modified above, less the accrued pension, unmodified, using the commuted value basis for the DB Plan as of December 31, 2010. The discount rates used are 3.30% for 10 years and 5.00% thereafter.

(8)	Represents other compensation (and perquisites) that would be payable over a period of 36 months for the CEO and 24 months for each of the NEOs, respectively.

(9)	In the event of a change in control and termination of employment, Ms. Brillon would be compensated based on additional service for purposes of her DC pension participation of 24 months. The incremental lump sum pension value is equal to 8% of two times her annual base salary plus HPR Award (capped at 40% of base salary).

(10)	In the event of a change in control and termination of employment, Messrs. Graham, Oliver, or Wojahn (as applicable), each would be credited with additional pensionable service of 24 months. The calculation of their respective five-year final average pensionable earnings is based on their annual base salary plus HPR Award (capped at 40% of base salary) for this additional period. The early retirement reduction factor applicable under the Supplemental DB Plan is calculated at the age they would have attained at the end of such period. The incremental lump sum pension value is equal to the difference between the actuarial present values of their accrued pension, as modified above, less the accrued pension, unmodified, using the commuted value basis for the DB Plan as of December 31, 2010. The discount rates used are 3.30% for 10 years and 5.00% thereafter.

(11)	Does not include Mr. Wojahn’s 2010 Project Allowance, Foreign Service Premium or Commodity and Services Allowance. See “Summary Compensation Table”, Note 5.

The HRC Committee reviewed, commented on and discussed with management this Statement of Executive Compensation for the year ending December 31, 2010. Based on that review and discussion, the HRC Committee recommended to our Board that this Statement of Executive Compensation be included in the Information Circular for the 2011 Annual Meeting of Shareholders of Encana.

 EQUITY COMPENSATION PLAN INFORMATION

EMPLOYEE STOCK OPTION PLAN (“ESOP”)

Encana’s ESOP has been approved by our shareholders. The purpose of the ESOP is to foster a proprietary interest in Encana and provide a long-term incentive element in the overall compensation of executive officers and eligible employees of Encana and its subsidiaries.

As at February 28, 2011, approximately 68 percent of our employees were participants in the ESOP.

Administration

The ESOP is administered by the HRC Committee of the Board. The HRC Committee has the authority to interpret the ESOP and any option granted thereunder and the discretion to attach TSARs to the options.

Common Shares Reserved

As at February 28, 2011, there were 35,236,124 options outstanding under the ESOP and 13,383,063 options available for grant, representing approximately 4.8 percent and 1.8 percent, respectively, of the total number of outstanding Common Shares as at such date. At the annual and special meeting of shareholders held on April 22, 2008, the shareholders approved an amendment to the ESOP to increase the maximum number of Common Shares issuable upon the exercise of options under the ESOP by 11,000,000 Common Shares, which are included in the foregoing numbers. Any Common Shares subject to an option that expires or terminates without having been fully exercised may be made the subject of a further option.

Grant of Options, Exercise Price, Vesting and Expiry

Options may be granted from time to time to eligible employees. Subject to regulatory requirements, the terms, conditions and limitations of options granted under the ESOP are determined by the HRC Committee and set out in an option grant agreement.

The exercise price of an option will not be less than the market price of Common Shares at the grant date, calculated as the closing price of a board lot of Common Shares on the TSX on the last trading day preceding the date on which the grant of the option is made, or where the grant of an option is within a trading blackout period imposed by the Corporation, then the grant date shall be no earlier than the second trading day immediately following the end of such blackout period or, if at least one board lot of Common Shares shall not have been traded that day, on the next preceding day on which a board lot was traded.

The HRC Committee has the right to determine, at the time of grant, that a particular option will be exercisable in whole or in part on different dates or for reasons other than the passage of time. Each option (unless sooner terminated in accordance with the terms, conditions and limitations of the option) shall be exercisable during such period, not exceeding five years from the date the option was granted as the HRC Committee may determine. Prior to Board approval on February 15, 2005 of an amendment to the ESOP, options could be granted for a period of up to ten years from the date of grant. Options currently outstanding under the ESOP have a term of five years and vest, subject to the satisfaction of the performance criteria as described below for performance-based stock options, 30 percent on the first anniversary, an additional 30 percent on the second anniversary and an additional 40 percent on the third anniversary of the grant.

Under the terms of the standard employee stock option grant agreement, upon termination of employment other than by death or retirement, the holder of options has 60 days to exercise any vested but unexercised options, or until the options would otherwise expire, whichever is earlier. In the case of death or retirement before the age of 60, the holder (or the holder’s estate) has six months to exercise any vested but unexercised options, or until the options would otherwise expire, whichever is earlier. In any of these events, any options that have not vested as of the date of termination of employment do not vest and are cancelled.

In the case of death or retirement after the age of 60, certain options that have not vested as of the date of death or retirement may vest and the holder (or the holder’s estate) has until the regular expiry date to exercise any such vested options.

In 2010, eligible participants under the ESOP received a grant of stock options subject to time-based vesting conditions.

Performance Vesting Criteria

In 2008 and 2009, eligible participants under the ESOP received two-thirds of their option grant in the form of performance-based stock options. These performance-based stock options are subject to both time-based vesting restrictions and achievement of specific performance criteria assessed by the HRC Committee on an annual basis.

For more detailed information concerning the performance vesting criteria used by Encana, please see “Compensation Discussion and Analysis – Long-Term Incentive Program”.

TSARs

All stock options granted and currently outstanding under the ESOP have associated TSARs, which entitle the optionee to surrender the right to exercise his or her option to purchase a specified number of Common Shares and to receive cash or Common Shares (at Encana’s discretion) in an amount equal to the excess of the closing price of the Common Shares on the TSX on the last trading day preceding the date of exercise of the TSAR, over the exercise price for the option, multiplied by the number of optioned Common Shares surrendered. Where a TSAR is exercised, the right to the underlying Common Share is forfeited and such number of Common Shares are returned to the Common Shares reserved and available for new option grants.

Non-Assignable, No Rights as a Shareholder and Adjustments

An option may be exercised only by the optionholder and will not be assignable, except on death. An optionholder only has rights as a shareholder of Encana with respect to Common Shares that the optionholder has acquired through exercise of an option. Nothing in the ESOP or in any option agreement confers on any optionholder any right to remain as an officer or employee of Encana or any subsidiary.

Adjustments will be made to the exercise price of an option, the number of Common Shares delivered to an optionholder upon exercise of an option and the maximum number of Common Shares that may at any time be reserved for issuance pursuant to options granted under the ESOP in certain circumstances, such as a stock dividend, split, recapitalization, merger, consolidation, combination or exchange of the Common Shares or other similar corporate change.

Blackout Extension Period

The ESOP contains a provision which allows for an extension to the term of options if they expire during or shortly after a period when option exercising is prohibited by Encana (a “Blackout Period”). If the exercise period of an option expires during or within 10 business days following a Blackout Period, then the exercise period of such option shall be extended to the date which is 10 business days after the last day of the Blackout Period (the “Blackout Extension Period”).

Specific Amendment Provision

The Board of Directors may amend, suspend or terminate the ESOP in whole or in part, provided, however, that no such amendment may, without the consent of any optionees, adversely affect the rights under any option previously granted. Furthermore, approval by Encana’s shareholders will be required for amendments that relate to:

(a)	any increase in the number of shares reserved for issuance under the ESOP;

(b)	any reduction in the subscription price or cancellation and reissue of options;

(c)	any extension of the term of an option beyond the original expiry date, except as permitted under the Blackout Extension Period;

(d)	any increase to the length of the Blackout Extension Period;

(e)	the inclusion of non-employee directors as eligible participants;

(f)	any allowance for the assignability of options;

(g)	amendments to the specific amendment provision; or

(h)	amendments required to be approved by shareholders under applicable law.

In 2008, the Board of Directors, by way of resolution, amended the option agreements granted to employees in 2007 and 2008 to provide, in the event of a change in control, for the immediate vesting of the first 50 percent of the performance-based stock options, but not the remaining 50 percent of the performance-based stock options. In 2008, the Board of Directors also amended the ESOP to add the insider restrictions set out in the TSX Company Manual which provide that the aggregate of the Common Shares issued to insiders of Encana, within any one-year period, or issuable to insiders of Encana, at any time, under the ESOP and any other security based compensation arrangement of Encana cannot exceed 10 percent of the total issued and outstanding Common Shares (calculated on a non-diluted basis).

In 2009, the Board of Directors also amended the ESOP effective upon the completion on November 30, 2009 of the Arrangement to preserve the economic benefits of the options outstanding on that date by authorizing for “equitable adjustments” in the kind of shares issuable under the plan and the exercise price of those shares. Pursuant to the Arrangement, the ESOP was amended to deem each holder of Encana options to have disposed of his or her rights to such Encana options to Encana and Cenovus in consideration for the grant by Encana to such holder of Encana Replacement Options and the grant by Cenovus to such holder of Cenovus Replacement Options and the old Encana options were deemed cancelled and terminated.

The exercise price of each Encana Replacement Option was adjusted equitably and each Encana Replacement Option has similar terms and conditions including as to vesting, with performance based and other vesting criteria, adjusted as appropriate, as the old Encana options held.

See “Treatment of Encana Employees and Benefit Plans – Options” in the Arrangement Circular which is available through the Internet on SEDAR, which is accessible at www.sedar.com.

Each of these amendments was approved in accordance with the specific amendment provision contained in our ESOP and did not require shareholder approval.

PERFORMANCE SHARE UNIT PLAN

On October 23, 2003, the Board approved adoption of the Performance Share Unit Plan for Employees of Encana Corporation (the “Original PSU Plan”). Under the Original PSU Plan, performance share unit (“PSU”) grants were made in 2003 to our executive officers and to eligible employees in 2004. Under the Original PSU Plan, vesting of PSUs granted (and the extent thereof) was based on Encana’s relative corporate performance, measured by Total Shareholder Return in relation to a specified peer group, with vesting deferred for a period of three years following the date of grant. These PSU grants vested and were settled in 2006. No PSU grants were made under the Original PSU Plan between 2006 and 2009.

In February 2010, the HRC Committee approved amendments to the Original PSU Plan to reflect a new plan design (the “PSU Plan”). The purpose of the PSU Plan is to promote an alignment of the interests of shareholders and employees and to associate a portion of eligible employees’ compensation with Encana’s performance over the mid to longer term. In 2010, a grant of PSUs was made to eligible employees pursuant to the PSU Plan.

Administration

The PSU Plan is administered by the HRC Committee of the Board. The HRC Committee has the authority to interpret the PSU Plan, including any question which may arise in respect of any PSU granted thereunder. The PSU Plan may be amended or terminated at any time by the Board in whole or in part.

Under the PSU Plan, the HRC Committee has the discretion to settle any vested PSUs in cash or in Common Shares, and may make contributions to a trust fund in such amounts as may be determined as necessary by the HRC Committee or the Board for the purpose of funding any PSUs which become vested in accordance with the PSU Plan.

Grant of PSUs, Vesting and Expiry

The 2010 PSU grant is comprised of three tranches, each of which is assessed by the HRC Committee annually to determine eligibility to vest based on the following schedule: 30 percent on the first anniversary of grant; 30 percent on the second anniversary; and 40 percent on the third anniversary. Under the PSU Plan, the vesting of PSUs which are deemed eligible to vest based on performance (“Eligible PSUs”) is deferred until three years following the date of grant (the “PSU Vesting Date”). The PSUs are subject to a three year term.

Vesting eligibility of each PSU is determined by the HRC Committee each year based on Encana’s achievement of specified performance thresholds, based on Recycle Ratio, in the prior performance year. PSUs deemed by the HRC Committee to be Eligible PSUs are held on behalf of eligible employees in a notional PSU account pending the PSU Vesting Date. PSUs deemed ineligible to vest are forfeited and cancelled.

Under the 2010 PSU Grant Agreement, each Eligible PSU is attributed a notional value based on the average closing price of Encana Common Shares on the TSX over the last 20 trading days of the performance year measured. For U.S. employees, the average closing price on the NYSE over the same period is used. This notional value is recorded in employees’ PSU account until the PSU Vesting Date. A similar performance evaluation is performed by the HRC Committee each of the three years of the grant.

Eligible PSUs in a particular year attract dividend equivalent PSUs prior to being converted into a notional cash value. PSUs deemed ineligible to vest are forfeited and cancelled and therefore do not attract dividend equivalent PSUs. Eligible PSUs cease to attract dividend equivalent PSUs once converted into a notional cash value. The HRC Committee retains the discretion to attribute a nominal form of interest to the Eligible PSUs balance held in employees’ PSU accounts until the PSU Vesting Date.

Under the PSU Plan, vesting eligibility ceases upon termination of employment other than by death or retirement. In the case of death or retirement before age 60, the employee (or the employee’s estate) will receive, on or following the PSU Vesting Date, a pro-rata payment representing the value of PSUs deemed Eligible PSUs during the period between the grant date and the date of death or retirement (as applicable). PSUs deemed ineligible to vest during this period, or deemed ineligible to vest thereafter, are forfeited and cancelled.

In the case of death or retirement following age 60, the employee (or the employee’s estate) will receive, on or following the PSU Vesting Date, a payment representing the value of the PSUs deemed Eligible PSUs during the three-year grant period. PSUs deemed ineligible to vest during this period are forfeited and cancelled.

Other than in the event of death or retirement (as described above), or a change in control of Encana, employees must be actively employed with Encana on the PSU Vesting Date to receive any payout or distribution in respect of the Eligible PSUs.

For more detailed information regarding the PSU Plan, including the vesting criteria used by Encana to determine PSU vesting eligibility, please see “Statement of Executive Compensation – Compensation Discussion and Analysis – Long-term Incentive Program.”

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The ESOP is the only compensation plan under which equity securities of Encana have been authorized for issuance. As of December 31, 2010, there were an aggregate of 36,874,845 options outstanding under the ESOP, the details of which are as follows:

Number of securities
remaining available for
	Number of securities to	Weighted-average	future issuance under
	be issued upon exercise	exercise price of	equity compensation
	of outstanding options,	outstanding options,	plans (excluding securities
Plan Category	warrants and rights	warrants and rights	reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by securityholders – ESOP	36,874,845	$31.13	11,797,947
Equity compensation plans not approved by securityholders	None	None	None

Total	36,874,845	$31.13	11,797,947

 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Encana’s Objectives

Encana, its Board of Directors and its management are committed to attaining the highest standards of corporate governance. Encana believes that strong corporate governance practices are good for Encana’s business which translates into enhanced shareholder value. Encana maintains a comprehensive and multi-faceted corporate governance program which is designed to work as a system to achieve this objective. Encana continually assesses and updates its practices where necessary to help ensure the continued achievement of the objective. Encana fully complies with all applicable regulatory requirements concerning corporate governance.

Encana has many stakeholders who impact, and are impacted by, our business and operations. These stakeholders include shareholders, employees, contractors, landowners and their neighbours and local communities, Aboriginal communities, governments and regulators, financial institutions, private sector partners and competitors, and non-governmental and community organizations.

Encana’s corporate governance practices are a component of our larger corporate social responsibility program. While our corporate governance and other practices are designed to ensure that Encana complies with applicable legal requirements, these corporate governance practices and our larger corporate social responsibility program are also aimed more broadly at enhancing stakeholder confidence. We believe that this can be achieved in part by demonstrating to stakeholders that Encana operates responsibly, ethically, and as a good neighbour and corporate citizen. Encana believes that enhancing stakeholder trust and confidence will result in enhanced shareholder value. This can come in many different ways, including enhanced access to lands, contractors and equipment, a higher level of trust by, and smoother interactions with regulators and governments and improved relations with Aboriginal communities, non-governmental and community organizations.

Ensuring that our stakeholders know who we are and what to expect from us is crucial to our success. We are committed to working with stakeholders in an honest, transparent and respectful manner, listening to their concerns and working together to find solutions. Open dialogue with stakeholders enables good decision making, helps identify and resolve issues and builds strong relationships. Effective stakeholder engagement at Encana is about building trust, communication, and collaboration. Our approach is generally tailored to meet the individual needs of our stakeholders through a wide variety of communication methods. For example, in 2009 Encana’s U.S. subsidiary engaged in extensive stakeholder surveys in Louisiana and Wyoming, and in 2010 Encana conducted stakeholder surveys in Alberta and British Columbia. The results of these surveys will provide important benchmarks of stakeholder engagement and help to steer communications and engagement priorities for 2011.

Encana’s focus on being a leader in governance and corporate social responsibility has been recognized in a number of areas, by a number of organizations. Recent examples include:

•	Being the only North American company named to the Oil and Gas Producers’ sector of the 2010 Dow Jones Sustainability World Index and one of only 12 companies named to the sector worldwide. Encana was also named as a “sustainability leader” in its sector. Encana has been named in The Dow Jones Sustainability World Index for five consecutive years.

•	Ranking in the top one percent of over 4,207 companies rated by GovernanceMetrics International. In 2010, Encana was awarded an overall global rating of 10.0, the highest assigned by GovernanceMetrics International.

•	Ranking as the top Canadian firm on Corporate Knights Magazine’s Global 100 Most Sustainable Corporations in the World list. Based on our 2010 performance, we were number 12 on the global list and the second-highest ranked energy company. The list includes companies from 22 countries encompassing all economic sectors, with collective annual sales in excess of $3 trillion and 5 million employees.

Corporate Governance Regulatory Compliance

In Canada, the Canadian securities regulatory authorities (the “CSA”) adopted National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) effective June 30, 2005. Disclosure of governance practices is required in accordance with NI 58-101.

With respect to the United States, we are required to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules adopted by the U.S. Securities and Exchange Commission (“SEC”) pursuant to that Act, as well as the governance rules of the NYSE, in each case as applicable to foreign issuers. Most of the NYSE corporate governance standards are not mandatory for us as a non-U.S. company, but we are required to disclose the significant differences between our corporate governance practices and the requirements applicable to U.S. companies listed on the NYSE under NYSE corporate governance standards. Except as summarized on our website, www.encana.com, we are in compliance with the NYSE corporate governance standards in all significant respects.

The Board of Directors and its Committees continually evaluate and enhance Encana’s corporate governance practices by monitoring Canadian and U.S. regulatory developments affecting corporate governance, accountability and transparency of public company disclosure.

The following statement of our existing corporate governance practices is made in accordance with Form 58-101F1 of NI 58-101 and has been approved by the NCG Committee. Comments are also included regarding certain applicable provisions of the Sarbanes-Oxley Act of 2002, related SEC rules, NYSE rules and Canadian rules relating to audit committees pursuant to National Instrument 52-110 (“NI 52-110”). Encana’s approach to corporate governance meets or exceeds the best practices enunciated under NP 58-201.

BOARD OF DIRECTORS

Independence

The Board is currently composed of 11 directors, 10 of whom are independent directors. Mr. Eresman, Encana’s President & Chief Executive Officer, is the only Board member who is a member of Encana’s management.

The Board is responsible for determining whether or not each director is independent within the meaning of such term set forth in NI 58-101. In applying this definition, the Board considers all relationships of the directors with Encana, including business, family and other relationships. The Board has determined that Mr. Eresman is not independent due to his position as President & Chief Executive Officer.

The Board has also determined that the remainder of the proposed directors are independent directors on the basis that such directors have no direct or indirect material relationship with Encana which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.

The Chairman of the Board, Mr. O’Brien, is independent. Pursuant to Encana’s By-Laws, the Chairman and the Chief Executive Officer shall not be the same person, except in very limited circumstances. The Chairman of the Board is required to ensure that the Board is properly organized, functions effectively and meets its obligations and responsibilities including those relating to corporate governance matters.

Majority Voting for Directors

The Board has a policy requiring that a director tender his or her resignation if the director receives more “withheld” votes than “for” votes at any meeting where shareholders vote on the uncontested election of directors. The NCG Committee will consider the resignation and make a recommendation to the Board. The Board, in the absence of special circumstances, will accept the resignation consistent with an orderly transition. The director will not participate in any Committee or Board deliberations on the resignation offer. It is anticipated that the Board will make its decision to accept or reject the resignation within 90 days. The Board may fill the vacancy in accordance with Encana’s By-Laws and applicable corporate laws.

Board Tenure

The Board has a mandatory retirement age restriction whereby a director shall not stand for re-election at the first annual meeting after reaching the age of 71.

Board Meetings

In 2010, Encana held 7 Board meetings and 23 Committee meetings. The overall combined attendance by Encana directors at both Board and Committee meetings was 98 percent. Encana’s directors hold in-camera sessions, without non-independent directors and management members in attendance, at all regularly scheduled Board meetings. In addition, each of the Committees regularly holds in-camera sessions without non-independent directors and management members present. The Chairman of the Board and the respective Committee Chairs act as the chair of such meetings. In 2010, there were 7 Board meetings and 16 Committee meetings which had in-camera sessions. The attendance record of each director is described in “Purposes of the Meeting – Election of Directors – Nominees for Election”.

All directors attended the 2010 Annual and Special Meeting of Shareholders held on April 21, 2010.

Non-Encana Directorships

The Board has not adopted a formal policy limiting the number of outside directorships of Encana’s directors. Other public company board memberships held by director nominees of Encana are described in “Purposes of the Meeting – Election of Directors – Nominees for Election”. Directors who serve together on other boards are Messrs. O’Brien and Woitas who are directors of Enerplus Corporation. The Board does not believe this interlocking board relationship impacts on the ability of these directors to act in the best interests of Encana.

BOARD MANDATE

The Board has adopted a written mandate which is attached as Appendix B to this Information Circular. The fundamental responsibility of the Board pursuant to the Board Mandate is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner through an appropriate system of corporate governance and internal control. The Board Mandate sets out the key responsibilities of the Board in the stewardship of Encana and includes the following primary responsibilities.

Supervision of Management

The Board is responsible for appointing the Chief Executive Officer (“CEO”) and monitoring the CEO’s performance against a set of mutually agreed upon corporate objectives directed at maximizing shareholder value. The HRC Committee reviews and provides recommendations to the Board on succession planning, on senior management development and on the performance of management in relation to the accomplishment of their annual objectives. Annually, the HRC Committee measures management’s performance and total compensation against the combined set of objectives contained in the annual budget and the strategic plan. The Board supports management’s commitment to training and developing all employees.

Encana’s Strategic Plan

The Board is responsible for the annual review and approval of Encana’s strategic plan. Key objectives of the strategic plan, as well as quantifiable operating and financial targets, and systems for the identification, monitoring and mitigation of principal business risks, are incorporated into the annual strategy review. The Board discusses and reviews all materials relating to the strategic plan with management and receives updates from management on the strategic plan throughout the year. Management must seek the Board’s approval for any transaction that would have a significant impact on the strategic plan.

Risk Management

The Board is responsible for ensuring that a system is in place to identify the principal risks to Encana and to monitor the process to manage such risks. The Audit Committee reviews and approves management’s identification of principal financial risks and meets regularly to review reports and discuss significant risk areas with the internal and external auditors. In addition, the Board ensures that an adequate system of internal controls exists.

Communications

The Board is responsible for approving a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

Encana provides detailed information on our business, operating and financial results on our website www.encana.com.  Encana’s news releases and other prescribed documents are required to be filed on the electronic database maintained by the CSA (“SEDAR”) located at www.sedar.com and by the SEC (“EDGAR”) located at www.sec.gov.

The Board receives regular reports on any key communications issues. Shareholders may contact Encana using the following:

•	Comments via email to investor.relations@encana.com;

•	Encana’s Integrity Hotline via email to integrity.hotline@encana.com, or by telephone at 1-877-445-3222, or by correspondence to Integrity Hotline, c/o Encana Corporation, 1800, 855 – 2 Street S.W., P.O. Box 2850, Calgary, Alberta, T2P 2S5; and

•	Encana’s transfer agent, CIBC Mellon via www.cibcmellon.com or by telephone at 1-866-580-7145 (toll-free in North America).

Expectations of Directors

The Board Mandate sets out the expectations and business duties of the directors, including the expectation for directors to attend all meetings and the responsibility to ensure that Board materials are distributed to all directors in advance of regularly scheduled meetings to allow for sufficient review.

Corporate Governance

The Board is responsible for establishing an appropriate system of corporate governance, the objective of which is to enhance Encana’s shareholder value as previously discussed in this Statement of Corporate Governance section. This includes appropriate practices to ensure the Board functions independently of management and to ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters. The Board has a Business Conduct & Ethics Practice for directors, officers, employees, contractors and consultants, and monitors compliance with the Practice, and approves any waivers of the Practice for officers and directors.

POSITION DESCRIPTIONS

Encana has written guidelines for each of the President & Chief Executive Officer, the Chair of the Board and each Committee Chair which are available on our website www.encana.com.  The Board is responsible for monitoring the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value. As part of this process, the HRC Committee reviews and approves corporate goals and objectives relevant to the CEO’s compensation and evaluates the CEO’s performance in light of these corporate goals and objectives. The Board has clearly defined limits with respect to management’s authority.

ORIENTATION AND CONTINUING EDUCATION OF DIRECTORS

The NCG Committee is responsible for and has implemented procedures for the orientation and education of new Board members concerning their role and responsibilities and for the continued development of existing members of the Board. Encana has a formal program for new directors which includes a series of interviews and orientation sessions with senior management and field tours of major producing properties and areas of operations hosted by the respective division executive and senior operating staff. As part of the formal orientation, new directors receive an informational package containing Encana’s strategic planning materials, directors’ information handbook, recently issued disclosure materials, the Corporate Constitution and independent third party peer comparison information. In addition to the formal program, new Board members are encouraged to conduct their own due diligence through independent meetings with the Chairman of the Board, President & Chief Executive Officer or any other director.

We provide continuing education opportunities for all directors so that individual directors can enhance their skills and have a current understanding of Encana’s business environment. Opportunities provided during 2010 included:

•	Attendance at the Reserves Committee meeting by non-Committee members who are interested in a more in-depth discussion of reserves.

•	Tour of the Haynesville Shale play and hydraulic fracturing in Louisiana.

•	Ms. Suzanne Nimocks attended the 3rd Annual Energy Industry Directors Conference in Houston, Texas.

In addition to these specific events and other ongoing internal continuing education programs, directors have the opportunity to attend external educational programs to assist in their development as a director of Encana. All such external programs are approved through the Chairman of the Board.

ETHICAL BUSINESS CONDUCT

Encana has a Corporate Constitution (“Constitution”) which sets out the basis on which we will operate as a high performance, principled corporation. The Constitution and Encana’s Corporate Responsibility Policy establish our commitment to conducting business ethically and legally. To provide further guidance in this regard, Encana has a written Business Conduct & Ethics Practice (the “Practice”).

The Practice applies to all officers and employees (collectively, “staff”), contractors and directors. The Practice makes specific reference to the protection and proper use of Encana’s assets, conflicts of interest, fair dealings with our stakeholders and compliance with laws and regulations. All staff, contractors and directors of Encana are asked to review the Practice and confirm on a regular basis that they understand their individual responsibilities and conform to the requirements of the Practice.

Any waiver of the Practice for officers or directors may only be made by the Board and will be promptly disclosed to shareholders as required by law.

Encana has an Investigations Practice to provide an effective, consistent and appropriate procedure by which all incidents that potentially violate company policies or practices, or are potential violations under statutes, regulations, rules and policies applicable to us, are properly received, reviewed, investigated, documented and brought to appropriate resolution. For this purpose, an Investigations Committee reviews and oversees any investigations. The Investigations Committee refers violations related to any accounting, internal accounting controls or auditing matters to the Audit Committee. The Corporate Responsibility, Environment, Health and Safety (“CREHS”) Committee and the Audit Committee receive a quarterly summary on the nature and status of ongoing investigations and the resolutions of any investigations since the previous report. These Committees report any significant or material investigations to the Board.

Encana has an Integrity Hotline in place to provide an additional avenue for stakeholders to communicate concerns about how we conduct our business. Concerns can be reported to the Integrity Hotline orally or in writing and may be made confidentially or anonymously. All concerns reported through the Integrity Hotline relating to violations of policies or practices are handled in accordance with the Investigations Practice. An Integrity Hotline report, which preserves confidentiality and anonymity, is prepared on a quarterly basis and is provided to the CREHS and Audit Committees at regularly scheduled Committee meetings.

In addition to the statutory obligations of directors to address conflict of interest matters, we have developed a protocol to assist Encana’s executive officers in managing in advance any potential conflicts of interest that may impact individual directors. The protocol requires an executive officer to: confirm an individual director’s potential conflict with the President & Chief Executive Officer; provide advice to the Chairman for advance notice to the affected director; ensure the portion of written reference material which gives rise to a conflict is excluded from the pre-meeting distribution to the affected director; and, with respect to the particular item in question, recommend directly to the affected director that he or she abstain from participating in the meeting or excuse himself or herself from the meeting.

Encana also has a Policy on Disclosure, Confidentiality & Employee Trading that governs the conduct of all staff, contractors and directors and Restricted Trading & Insider Guidelines for directors and senior officers.

The President & Chief Executive Officer General Guidelines require the President & Chief Executive Officer to foster a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

The Corporate Constitution, Corporate Responsibility Policy, Investigations Practice, Integrity Hotline, the Practice and the President & Chief Executive Officer General Guidelines are available on our website www.encana.com.

NOMINATION OF DIRECTORS

The NCG Committee, comprised exclusively of independent directors, has a written mandate establishing the NCG Committee’s purpose which includes assessing and recommending new nominees to the Board. In assessing new nominees, the NCG Committee seeks to ensure that there is a sufficient range of skills, expertise and experience to ensure that the Board can carry out its mandate and function effectively. The NCG Committee receives and evaluates suggestions for candidates from individual directors, the President & Chief Executive Officer and from professional search organizations.

The NCG Committee gives consideration to the appropriate size of the Board for the ensuing year and, on a periodic basis, oversees the evaluation and assessment of the effectiveness of the Board as a whole, the Committees of the Board and the contribution of individual members.

The NCG Committee is also responsible for reviewing, reporting and providing recommendations for improvement to the Board with respect to all aspects of corporate governance. The NCG Committee is responsible for this Statement of Corporate Governance Practices. The NCG Committee monitors best practices among major Canadian and U.S. companies to help ensure that Encana continues to adhere to high standards of corporate governance.

The NCG Committee has the authority to retain and terminate any search firm to be used by the NCG Committee or the Board to identify candidates. The NCG Committee, upon approval by a majority of the members, may engage any outside resources deemed advisable.

COMPENSATION

The HRC Committee, comprised exclusively of independent directors, has a written mandate which establishes the responsibilities of the HRC Committee. The HRC Committee may engage outside resources if deemed advisable and has the authority to retain and terminate any consultant used in the evaluation of executive officer compensation.

The HRC Committee has two primary functions:

•	to assist the Board in carrying out its responsibilities by reviewing compensation and human resources issues in support of the achievement of our business strategy and making recommendations to the Board as appropriate. In particular, the HRC Committee is responsible for reviewing and approving corporate goals and objectives relevant to the CEO’s compensation, evaluating the CEO’s performance against those goals and objectives and making recommendations to the Board with respect to the CEO’s compensation; and

•	to assist the Board in carrying out its fiduciary responsibilities in reviewing pension issues and overseeing the investment management of the Corporation’s pension and investment plans.

The Board reviews the adequacy and form of the directors’ compensation to ensure that it realistically reflects the responsibilities and risks involved in being a director of Encana. The NCG Committee recommends to the Board, for approval, the directors’ compensation and the remuneration for the non-executive Chairman of the Board. See “Director Compensation” for information relating to the compensation received by the directors in 2010.

The HRC Committee has retained Meridian to provide the HRC Committee with independent compensation consulting services. Pursuant to their engagement, Meridian advises the HRC Committee in its review of executive compensation practices, executive compensation plan design, market trends and regulatory considerations.

The engagement of an independent consultant provides the HRC Committee with additional expertise and a broader independent perspective on compensation plans and executive compensation. Meridian takes direction from and reports to the HRC Committee through the Chair of the HRC Committee. The HRC Committee Chair reviews the performance of Meridian on an annual basis and approves all compensation paid to Meridian for their consulting services. Meridian has not been retained by Encana for any other consulting services, however, Encana has formerly purchased certain publications and surveys from Meridian’s predecessor, Hewitt Associates.

Towers Watson advises Encana on compensation and pension matters, including in respect of executive compensation. Towers Watson also provides updates to Encana on trends and best practices in the area of human resources and advises Encana on the design of compensation plans. Annually, Towers Watson provides a report to the HRC Committee with respect to compensation of executive officers and conducts a competitive compensation review of the salaries and short and long-term incentives provided to other Encana employees relative to the compensation philosophy approved by the HRC Committee. In addition, Towers Watson:

•	serves as actuary and consultant for the Encana Corporation Canadian Pension Plan;

•	serves as asset management consultant for Encana’s Canadian pension and investment plans; and

•	conducts compensation and workforce surveys, in which Encana participates, and advises on compensation and related matters.

The HRC Committee has reviewed, commented on and recommended to our Board for approval the Statement of Executive Compensation contained in this Information Circular.

AUDIT COMMITTEE

The SEC requires, pursuant to Rule 10A-3 of the United States Securities Exchange Act of 1934, that each member of a company’s Audit Committee be independent. All of the Audit Committee members are “independent” as that term is defined by the SEC.

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Encana’s financial statements. All of the Audit Committee members are financially literate pursuant to NI 52-110.

The SEC requires a company, like Encana, that files reports under the United States Securities Exchange Act of 1934 to disclose annually whether its Board of Directors has determined that there is at least one “audit committee financial expert” on its Audit Committee, and if so, the name of the audit committee financial expert. The rule defines “audit committee financial expert” to mean a person who has the following attributes:

•	an understanding of financial statements and, in the case of Encana, Canadian generally accepted accounting principles;

•	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

•	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Encana’s financial statements, or experience actively supervising one or more persons engaged in such activities;

•	an understanding of internal controls and procedures for financial reporting; and

•	an understanding of audit committee functions.

Two Audit Committee members, Ms. Peverett and Mr. Waterman, have been determined by the Board to be “audit committee financial experts” as that term is defined by the SEC.

The Audit Committee has a written mandate which sets out the Audit Committee’s duties and responsibilities including the following:

•	reviewing and approving management’s identification of principal financial risks and monitoring the process to manage such risks;

•	overseeing and monitoring our compliance with legal and regulatory requirements;

•	receiving and reviewing the reports of the audit committee of any subsidiary with public securities;

•	overseeing and monitoring the integrity of our accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting and accounting compliance;

•	overseeing audits of Encana’s financial statements;

•	overseeing and monitoring the qualifications, independence and performance of our external auditors and internal auditing department;

•	providing an avenue of communication among the external auditors, management, the internal auditing department and the Board of Directors; and

•	reporting to the Board of Directors regularly.

The Audit Committee mandate specifies that the external auditors shall report directly to the Audit Committee in its capacity as a Committee of the Board. The Board reviews and re-assesses this mandate on an annual basis.

The Audit Committee reviews and provides recommendations to the Board on the adequacy of Encana’s internal control system and ensures that management, the external auditors and the internal auditors provide to the Audit Committee an annual report on our control environment as it pertains to Encana’s financial reporting process and controls.

The Audit Committee meets regularly in-camera with the internal auditors and the external auditors. The Audit Committee mandate requires that the Audit Committee meet regularly with the external auditors without management present.

The Audit Committee may retain, obtain advice or otherwise receive assistance from independent counsel, accountants or others to assist it in carrying out any of its duties.

For further information about Encana’s Audit Committee and a copy of the Audit Committee mandate, please see pages 25 to 26 and Appendix E of our Annual Information Form dated February 17, 2011 which is available on our website www.encana.com.

OTHER BOARD COMMITTEES

Reserves Committee

Encana has 100 percent of its reserves and economic contingent resources evaluated by independent qualified reserves evaluators (“IQREs”). The Reserves Committee is comprised solely of independent directors. Pursuant to its mandate, the Reserves Committee reviews the qualifications and appointment of the IQREs, the procedures for providing information to the IQREs and the annual reserves and resources estimates prior to public disclosure.

Corporate Responsibility, Environment, Health and Safety (“CREHS”) Committee

The CREHS Committee’s primary function is to assist the Board in fulfilling its role in oversight and governance by reviewing, reporting and making recommendations to the Board on Encana’s policies, standards and practices with respect to corporate responsibility, including the environment, occupational health, safety, security, and overall business conduct and ethics.

ASSESSMENTS OF THE BOARD

The Board is required to establish appropriate practices for the regular evaluation of the effectiveness of the Board, its Committees and its members.

The NCG Committee is responsible for assessing the effectiveness of the Board and Committees of the Board. As part of its process, the Chair of the NCG Committee meets periodically with each director to discuss the effectiveness of the Board, Committees of the Board and each director. To assist the Chair in his review, each director completes an anonymous effectiveness questionnaire annually as well as periodic self and peer evaluation forms. Formal long-form effectiveness questionnaires are used every two years and more abbreviated forms are used in alternating years. The assessments include a review of an individual director’s knowledge, skills, experience and meaningful contributions.

The NCG Committee assesses the adequacy of information given to directors, communication between the Board and management and the processes of the Board and Committees.

The NCG Committee will recommend to the Board any changes that would enhance the performance of the Board based on all of the NCG Committee’s assessments.

KEY GOVERNANCE DOCUMENTS

There are many policies and practices that support the corporate framework at Encana. The following documents constitute key components of Encana’s corporate governance and corporate responsibility system and can be found on our website www.encana.com:

•	Business Conduct & Ethics Practice

•	Corporate Constitution

•	Corporate Responsibility Policy

•	Environment Policy

•	Health & Safety Policy

•	Board of Directors’ Mandate

•	Chair of the Board of Directors and Committee Chair General Guidelines

•	President & Chief Executive Officer General Guidelines

•	Audit Committee Mandate

•	Corporate Responsibility, Environment, Health and Safety Committee Mandate

•	Human Resources and Compensation Committee Mandate

•	Nominating and Corporate Governance Committee Mandate

•	Reserves Committee Mandate

OTHER MATTERS

Encana’s management is not aware of any business to be presented for action by the shareholders at the Meeting other than that mentioned herein or in the Notice of Meeting.

SHAREHOLDER PROPOSALS

The final date by which Encana must receive shareholder proposals for the annual meeting of shareholders of Encana to be held in 2012 is December 9, 2011. All proposals should be sent by registered mail to the Corporate Secretary, Encana Corporation, 1800, 855 – 2 Street S.W., P.O. Box 2850, Calgary, Alberta, T2P 2S5.

ADDITIONAL INFORMATION

For those shareholders who cannot attend the Meeting in person, we have made arrangements to provide a live audio webcast of the Meeting. Details on how shareholders may access the proceedings on the webcast will be found on our website www.encana.com and will also be provided in a news release prior to the Meeting.

Additional information concerning Encana, including our consolidated interim and annual financial statements and Management’s Discussion and Analysis thereon, and our latest Annual Information Form dated February 17, 2011, is available through the Internet on SEDAR, which is accessible at www.sedar.com.

We will provide, without charge to a securityholder, a copy of Encana’s latest Annual Information Form dated February 17, 2011 and any documents incorporated therein by reference, our 2010 Annual Report to shareholders containing the Consolidated Financial Statements for 2010 together with the Auditor’s Report thereon and Management’s Discussion and Analysis, interim financial statements for subsequent periods, and this Information Circular upon request to Investor Relations, Encana Corporation, 1800, 855 – 2 Street S.W., P.O. Box 2850, Calgary, Alberta, T2P 2S5, telephone: 1-403-645-2000. This information may also be accessed on our website www.encana.com.

QUESTIONS AND OTHER ASSISTANCE

If you have any questions about the information contained in this Information Circular or require assistance in completing your proxy or voting instruction form, please contact Phoenix, our proxy solicitation agent, at:

20 Toronto Street, Suite 830
Toronto, Ontario M5C 2B8
North America Toll Free Number: 1-800-503-9439
Outside North America, Banks and Brokers Call Collect: 1-416-385-6019

Email: inquiries@phoenixadvisorypartners.com

Toll Free Facsimile: 1-877-907-3176

DIRECTORS’ APPROVAL

The contents and the sending of this Information Circular have been approved by the Board of Directors.

February 28, 2011

Jeffrey G. Paulson
Corporate Secretary

 APPENDIX A

 ADVISORY REGARDING RESERVES DATA AND OTHER
OIL AND GAS INFORMATION

Encana is required to provide reserves data prepared in accordance with Canadian securities regulatory requirements, specifically National Instrument 51-101 (“NI 51-101”). As such, certain reserves and oil and gas information in accordance with Canadian disclosure requirements are contained in this Information Circular. Additionally, certain reserves and oil and gas information disclosure has been provided in accordance with U.S. disclosure requirements.

The practice of preparing production and reserve quantities data under Canadian disclosure requirements (NI 51-101) differs from the U.S. reporting requirements. The primary differences between the two reporting requirements include:

•	the Canadian standards require disclosure of proved and probable reserves; the U.S. standards require disclosure of only proved reserves;

•	the Canadian standards require the use of forecast prices in the estimation of reserves; the U.S. standards require the use of 12-month average prices which are held constant;

•	the Canadian standards require disclosure of reserves on a gross (before royalties) and net (after royalties) basis; the U.S. standards require disclosure on a net (after royalties) basis;

•	the Canadian standards require disclosure of production on a gross (before royalties) basis; the U.S. standards require disclosure on a net (after royalties) basis; and

•	the Canadian standards require that reserves and other data be reported on a more granular product type basis than required by the U.S. standards.

For additional information with respect to the differences between NI 51-101 requirements and U.S. requirements, please refer to Encana’s Annual Information Form dated February 17, 2011.

Certain crude oil and natural gas liquids volumes have been converted to thousands of cubic feet equivalent (“Mcfe”), billions of cubic feet equivalent (“Bcfes”) or trillions of cubic feet equivalent (“Tcfes”) on the basis of one barrel (“bbl”) to six thousand cubic feet (“Mcf”). Mcfe, Bcfe and Tcfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head.

NON-GAAP MEASURES

Encana’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This Information Circular, however, contains references to non-GAAP measures, such as cash flow, operating earnings, free cash flow, capitalization and adjusted EBITDA, which do not have any standardized meaning as prescribed by GAAP. Therefore, these measures may not be comparable to similar measures presented by other issuers.

Cash Flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations, which are defined on the Consolidated Statement of Cash Flows.

Operating Earnings is a non-GAAP measure that shows net earnings excluding non-operating items such as the after-tax impacts of a gain/loss on discontinuance, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, the after-tax foreign exchange gain/loss on settlement of intercompany transactions, future income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only and the effect of changes in statutory income tax rates. Management believes that these excluded items reduce the comparability of Encana’s underlying financial performance between periods. The majority of the U.S. dollar debt issued from Canada has maturity dates in excess of five years.

Free Cash Flow is a non-GAAP measure that Encana defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

Capitalization is a non-GAAP measure defined as debt plus shareholders’ equity. Debt to capitalization and debt to adjusted EBITDA are two ratios which management uses to steward Encana’s overall debt position as measures of our overall financial strength.

Adjusted EBITDA is a non-GAAP measure defined as net earnings from continuing operations before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization.

A-1

 APPENDIX B

 BOARD OF DIRECTORS’ MANDATE

GENERAL

The fundamental responsibility of the Board of Directors is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

SPECIFIC

Executive Team Responsibility

•	Appoint the Chief Executive Officer (“CEO”) and senior officers, approve their compensation, and monitor the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

•	In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management’s responsibilities.

•	Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

•	Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

•	Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

•	Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.

•	Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

•	Ensure that an adequate system of internal control exists.

•	Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation’s financial and other disclosure.

•	Review and approve the Corporation’s financial statements and oversee the Corporation’s compliance with applicable audit, accounting and reporting requirements.

•	Approve annual operating and capital budgets.

•	Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

•	Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

•	Approve a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

•	Approve a Business Conduct & Ethics Practice for directors, officers, employees, contractors and consultants and monitor compliance with the Practice and approve any waivers of the Practice for officers and directors.

Board Process/Effectiveness

•	Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

•	Engage in the process of determining Board member qualifications with the Nominating and Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time).

•	Approve the nomination of directors.

•	Provide a comprehensive orientation to each new director.

•	Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

•	Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

•	Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

•	Review and re-assess the adequacy of the Audit Committee Mandate on a regular basis, but not less frequently than on an annual basis.

•	Review the adequacy and form of the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

•	Each member of the Board is expected to understand the nature and operations of the Corporation’s business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.

•	Independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and management participation.

•	In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation’s By-Laws, Corporate Constitution, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc., is expected.

B-1

encana™
natural gas

RR DONNELLEY
Printed in Canada